Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 30, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 29, 2007, entitled “VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2007”.

VODAFONE GROUP PLC	Embargo:
Not for publication
VODAFONE ANNOUNCES RESULTS FOR	before 07:00 hours
THE YEAR ENDED 31 MARCH 2007	29 May 2007

Key highlights:

•        The Group has delivered against its financial and operating targets and made good progress on executing against its five strategic objectives

•        Voice and data usage growth offset competitive and regulatory pressures in Europe

•        Continued strong performance in emerging markets, with the recent acquisition in India significantly increasing its presence in high growth markets

•        The Group remains confident of delivering its stated capital and operating expenditure targets in Europe in the 2008 financial year, with core cost reduction initiatives well on track

Financial performance(1)(2):

•        Group revenue of £31.1 billion, with organic growth of 4.3%

•        Adjusted basic earnings per share increased by 11.4% to 11.26 pence. Basic loss per share was 8.94 pence, with loss before taxation for the year of £2.4 billion, after impairment charges of £11.6 billion

•        Free cash flow of £6.1 billion and net cash inflow from operating activities of £10.2 billion, after net taxation paid of £2.2 billion

Increasing returns to shareholders:

•        Total dividends per share increased by 11.4% to 6.76 pence, with a final dividend per share of 4.41 pence, giving a dividend payout ratio of 60% and a total payout of £3.6 billion for the financial year

•        In recognition of the earnings dilution arising from the Hutchison Essar transaction, the Board is targeting modest increases in dividend per share in the near term until the payout ratio returns to 60% in accordance with current policy

(1)  See page 4 for Group Financial and Operational Highlights and page 30 for use of non-GAAP financial information.

(2)  From continuing operations.

Arun Sarin, Chief Executive, commented:

“These results show we have made good progress in the execution of our strategy. We have implemented core cost reduction measures, introduced targeted revenue stimulation initiatives in Europe and launched a number of services focusing on our customers’ total communications needs. The last year has also seen a further reshaping of Vodafone’s portfolio, with our acquisitions in Turkey and India further increasing the Group’s exposure to the exciting growth opportunities in emerging markets. We are well placed to continue delivering on our strategy.”

CHIEF EXECUTIVE’S STATEMENT

We have met or exceeded our stated financial expectations for the year in all areas and made good progress executing the strategy we set out in May 2006.

Robust cash generation continues to support returns to our shareholders, with dividends per share increasing by 11.4% to 6.76 pence per share, representing a payout of 60% of our adjusted earnings per share of 11.26p.

Our customer franchise was further strengthened through organic growth and acquisition and now exceeds 206 million proportionate customers.

Proportionate mobile revenue increased by 6.3% on an organic basis. The Europe region, where competitive and regulatory pressure is most intense, delivered organic proportionate revenue growth of 1.4%. Continued strong progress in Spain, which delivered another year of double digit revenue growth was offset by year on year declines in Germany and Italy. Our EMAPA region delivered another year of strong growth with organic proportionate revenue growth of 14.9%, with strong performances in many emerging markets and revenue growth of 17% in local currency from Verizon Wireless in the US. Proportionate mobile EBITDA margins were slightly lower year on year in line with our outlook statement, with lower margins in Europe offsetting stable margins in EMAPA.

We invested £4.2 billion in capital expenditure during the year and have now achieved the core level of 3G and HSDPA coverage across our European networks necessary for the wider uptake of high speed data services. Free cash generation remains strong at £6.1 billion, after £0.4 billion of payments in respect of long standing tax issues but benefiting from £0.5 billion of timing differences and the deferral of payments originally expected in the year.

Pricing intervention on top-up fees in Italy in the second half of the year led to a further impairment of £3.5 billion to the carrying value of goodwill in addition to the £8.1 billion recorded in the first half of the year for Germany and Italy.

In May 2006, we introduced five new strategic objectives to ensure our continued success. Our focus on executing this strategy throughout the year has generated positive results across a number of areas.

Revenue stimulation and cost reduction in Europe

In Europe, our focus is to drive additional usage and revenue from core voice and messaging services and to reduce our cost base thereby positioning ourselves well for the future.

Central to stimulating revenue is driving mobile usage through larger minute bundles, innovative tariffs, prepaid to contract migrations and targeted promotions. We are also focused on leveraging our market leading position in the business segment which represents around 25% of European service revenue. However, pricing pressure is expected to remain strong in the year ahead and improving price elasticity is core to our revenue stimulation objective in Europe.

Over 11 million customers now benefit from lower roaming pricing through Vodafone Passport and our European customers are now benefiting from our commitment to reduce roaming prices by 40% compared to summer 2005. We expect roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and direct regulatory intervention.

During the year, we began implementing the core cost reduction programmes we developed last year. We have successfully outsourced IT application development and maintenance to EDS and IBM and are well on track to deliver the expected unit cost savings. We also made faster than expected progress on data centre consolidation in Europe and completed the centralisation of network supply chain management in April 2007. In addition, we are seeking to reduce the longer term cost of ownership of our networks through network sharing arrangements and have announced initiatives in Spain and the UK.

Innovate and deliver on our customers’ total communications needs

There are several key initiatives underway in this area and we expect these to increase in significance throughout the next financial year. Taken together our total communications initiatives are expected to represent an additional 10% of Group revenue in three years.

As part of our drive to substitute fixed line usage for mobile, we have launched several fixed location pricing plans offering customers fixed prices when they call from within or around their home or office. We now have over 3 million Vodafone At Home customers and over 2 million Vodafone Office customers.

Complementary to our high speed (HSDPA) mobile broadband offerings, Vodafone is now offering fixed broadband services (DSL) in 5 markets. Various business models exist for the provision of DSL. Whilst we continue to favour the resale approach, in some of our markets it will make more sense to use a mixed approach of wholesale and our own infrastructure.

We are also developing products and services to integrate the mobile and PC environments by enhancing our Vodafone live! service and forming partnerships with leading internet players. In the coming months, our customers will be able to experience PC to mobile instant messaging with Yahoo! and Microsoft and use their mobiles to search with Google, participate in mobile auctions via eBay, watch videos through YouTube and use MySpace for social networking. These initiatives are expected to enhance our data revenue, which increased by 30% in the year to £1.4 billion.

Mobile advertising is also a potentially significant future revenue stream for our business. We have signed agreements with Yahoo! in the UK and leading providers in Germany and Italy to enter into this new business through banner and content based advertising.

Deliver strong growth in emerging markets

Our focus is to build on our strong track record of creating value in emerging markets. We have delivered further strong performances in our existing operations with organic revenue growth of 41% in Egypt, 28% in Romania and 22% in South Africa. Our recent acquisition in Turkey has performed ahead of our business plan at the time of the acquisition with strong year on year revenue growth of around 37% in local currency and better than expected profitability.

Gaining control of Hutchison Essar in India significantly increases our presence in emerging markets. With market penetration still around 14% and with a population of over 1.1 billion, India provides a very significant opportunity for future growth. A key priority for the year ahead is to continue the expansion of the network and capture the growth opportunity in the market.

Actively manage our portfolio to maximise returns

In line with this strategy, we executed a number of transactions during the year. We sold our non-controlling interests in Belgium and Switzerland at attractive valuations, with cash proceeds of £1.3 billion and £1.8 billion respectively. More recently, we increased our exposure to emerging markets with an additional 4.8% interest in Vodafone Egypt and gained control in India for £5.5 billion in May 2007.

Align capital structure and shareholder returns policy to strategy

In May 2006, we outlined a new capital structure and returns policy consistent with the operational strategy of the business, resulting in a targeted annual 60% payout of adjusted earnings per share in the form of dividends. We also moved to a low Single A credit rating and, having returned over £19 billion to shareholders excluding dividends for the two previous financial years, including a £9 billion one-off return in August 2006, we have no current plans for further share purchases or one-time returns.

The Board remains committed to its existing policy of distributing 60% of adjusted earnings per share by way of dividend. However, in recognition of the earnings dilution arising from the Hutchison Essar acquisition, it has decided that it will target modest increases in dividend per share in the near term until the payout ratio returns to 60%.

Prospects for the year ahead

We expect market conditions to remain challenging for the year ahead in Europe, notwithstanding continued positive operating trends in data revenue and voice usage. Overall growth prospects for the EMAPA region remain strong due to increasing market penetration and are further enhanced by the recent acquisition in India.

Against this background, Group revenue is expected to be in the range of £33.3 billion to £34.1 billion, with adjusted operating profit in the range of £9.3 billion to £9.8 billion. Capital expenditure on fixed assets is anticipated to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India. Free cash flow is expected to be £4.0 billion to £4.5 billion, after taking into account £0.6 billion of payments related to long standing tax issues, a net cash outflow of £0.8 billion in respect of India and a £0.5 billion outflow from items rolling over from 2007.

Summary

We are well placed to continue executing our strategy in the year ahead to deliver the core benefits of mobility to our customers and to generate superior returns for our shareholders.

Arun Sarin

GROUP FINANCIAL AND OPERATIONAL HIGHLIGHTS

		2007	2006	Change %
Continuing operations(1):	Page	£m	£m	Reported	Organic
Financial information

Revenue	7	31,104	29,350	6.0	4.3

Operating loss	7	(1,564)	(14,084)

Loss before taxation	23	(2,383)	(14,853)

Loss for the financial year	23	(4,806)	(17,233)

Basic loss per share (pence)	23	(8.94)p	(27.66)p

Capitalised fixed asset additions		4,208	4,005	5.1

Net cash flow from operating activities	20	10,193	10,190	–

Performance reporting(2)

Group EBITDA	7	11,960	11,766	1.6	0.2

Adjusted operating profit	7	9,531	9,399	1.4	4.2

Adjusted profit before tax	9	8,747	8,793	(0.5)

Adjusted effective tax rate	9	30.5%	30.4%

Adjusted profit for the year attributable to equity shareholders	9	6,211	6,328	(1.8)

Adjusted basic earnings per share (pence)	9	11.26p	10.11p	11.4

Free cash flow	20	6,127	6,418	(4.5)

Net debt at 31 March	20	15,049	17,318	(13.1)

Operational

Mobile voice usage (billion minutes)(3)(4)(5)	37	245.0	177.3	38.2	20.5

Data revenue (£m)	7	1,428	1,098	30.1	30.7

Mobile non-voice service revenue as a % of mobile service revenue(6)		18.3%	17.0%

3G registered devices (million)(3)(4)(5)	33	15.9	7.9	101.3

Vodafone Mobile Connect data card – registered devices (million)(3)(4)		1.4	0.7	100.0

Vodafone live! - active devices (million)(3)(4)	33	32.3	27.1	19.2

This results announcement contains certain information on the Group’s results and cash flows that has been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure. Further disclosures are provided under “Use of Non-GAAP Financial Information” on page 30.

See page 30 for definition of terms.

Notes:

(1)     Excluding the results of the discontinued operations in Japan. The results of the Group’s disposed associated undertakings in Belgium and Switzerland are included until the date of the announcement of disposal.

(2)     Where applicable, these measures are stated excluding non-operating income of associates, impairment losses and other income and expense, changes in the fair value of equity put rights and similar arrangements and certain foreign exchange differences.

(3)     Cumulative number at 31 March.

(4)     Figures represent 100% of subsidiary information and a pro-rata share in joint ventures.

(5)     Prior year amounts have been adjusted. See Key Performance Indicator section beginning on page 32 for further details.

(6)     Service revenue from the mobile telecommunications businesses excludes fixed line operators and DSL revenue and other service revenue.

GROUP PROPORTIONATE INFORMATION

	2007	2006	Change %
	£m	£m	£	Organic
Financial information

Revenue
Europe
- Germany	5,443	5,754	(5.4)
- Italy	4,245	4,363	(2.7)
- Spain	4,500	3,995	12.6
- UK	5,124	5,048	1.5
- Arcor	1,061	972	9.2
- Other Europe	4,309	4,735	(9.0)
Less: revenue between Europe operations	(451)	(458)
	24,231	24,409	(0.7)
EMAPA
- Subsidiaries and joint ventures	6,021	4,234	42.2
- Associated undertakings and investments	13,338	12,694	5.1
Less: revenue between EMAPA operations	(35)	(16)
	19,324	16,912	14.3

Common functions	168	145	15.9
Eliminations	(110)	(111)

Group – Continuing operations	43,613	41,355	5.5	6.4

Mobile operations – Continuing operations	42,273	40,217	5.1	6.3

EBITDA
Europe
- Germany	2,429	2,703	(10.1)
- Italy	2,149	2,270	(5.3)
- Spain	1,567	1,373	14.1
- UK	1,459	1,623	(10.1)
- Arcor	197	169	16.6
- Other Europe	1,533	1,650	(7.1)
	9,334	9,788	(4.6)
EMAPA
- Subsidiaries and joint ventures	2,035	1,485	37.0
- Associated undertakings and investments	5,201	4,828	7.7
	7,236	6,313	14.6

Common functions	312	279	11.8

Group – Continuing operations	16,882	16,380	3.1	4.1

Mobile operations – Continuing operations	16,592	16,186	2.5	3.8

			Percentage	Percentage
EBITDA margin			Points	points
Europe
- Germany	44.6%	47.0%	(2.4)
- Italy	50.6%	52.0%	(1.4)
- Spain	34.8%	34.4%	0.4
- UK	28.5%	32.2%	(3.7)
- Arcor	18.6%	17.4%	1.2
- Other Europe	35.6%	34.8%	0.8
	38.5%	40.1%	(1.6)
EMAPA
- Subsidiaries and joint ventures	33.8%	35.1%	(1.3)
- Associated undertakings and investments	39.0%	38.0%	1.0
	37.4%	37.3%	0.1

Group EBITDA margin – Continuing operations	38.7%	39.6%	(0.9)	(0.8)

Mobile operations – Continuing operations	39.2%	40.2%	(1.0)	(0.9)

Proportionate information is presented and calculated on the basis described on page 27. See page 30 for definition of terms.

	2007	2006	Change %
	Million	Million	Reported	Organic
Mobile customers

Net proportionate customer additions(1)	28.2	21.5	31.2

Proportionate customers at 31 March	206.4	170.6	21.0	16.5%

Note:
(1)	Excludes additions from acquisitions and stake changes and the impact of changes in the application of the disconnection policy. Further analysis provided on page 32.

Customers are presented for continuing operations. See page 30 for definition of terms.

OUTLOOK

	2008 financial year Outlook(1)	2007 financial year Actual performance	2007 financial year Outlook

Revenue	£33.3 to £34.1 billion	£31.1 billion	n/a

Adjusted operating profit	£9.3 to £9.8 billion	£9.5 billion	n/a

Capitalised fixed asset additions	£4.7 to £5.1 billion	£4.2 billion	£4.2 to £4.6 billion

Free cash flow	£4.0 to £4.5 billion	£6.1 billion(2)	£4.7 to £5.2 billion

Organic proportionate mobile revenue growth(3)	n/a	6.3%	5% to 6.5%

Organic proportionate mobile EBITDA margin(3)	n/a	0.9 percentage points lower than 2006 financial year	Around 1 percentage point lower than 2006 financial year

Notes:
(1)

Includes assumption of average foreign exchange rates for the 2008 financial year of approximately Euro 1.47:£1 and US$1.98:£1. A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency.

(2)

The amount for the 2007 financial year includes £0.5 billion benefit from timing differences and the deferral of payments originally expected in the year and is stated after £0.4 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

(3)	Assumes constant exchange rates and excludes the impact of business acquisitions and disposals for the financial measures and adjusted to reflect like-for-like ownership levels in both years.

For the year ending 31 March 2008 (“2008 financial year”)

The Group’s outlook statement now reflects only statutory financial measures. Following completion of the Hutchison Essar Limited (“Hutch Essar”) transaction in India on 8 May 2007, its results will be fully consolidated into the Group’s results from that date and are therefore reflected in the outlook measures set out below. The Group’s outlook ranges reflect current expectations for average foreign exchange rates for the 2008 financial year.

Operating conditions are expected to continue to be challenging in Europe, with competition remaining intense and ongoing regulatory pressure, notwithstanding continued positive trends in data revenue and voice usage growth. Increasing market penetration continues to result in overall strong growth prospects for the EMAPA region.

Group revenue is expected to be in the range of £33.3 billion to £34.1 billion. Adjusted operating profit is expected to be in the range of £9.3 billion to £9.8 billion, with the Group EBITDA margin lower year on year. Total depreciation and amortisation charges are anticipated to be around £5.8 billion to £5.9 billion, higher than the 2007 financial year, primarily as a result of the Hutch Essar acquisition.

The Group expects capitalised fixed asset additions to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India.

Reported free cash flow is expected to be in the range of £4.0 billion to £4.5 billion. This is after taking into account £0.6 billion of expected tax payments and associated interest in respect of the potential settlement of a number of long standing tax issues, a net cash outflow of approximately £0.8 billion anticipated in respect of India and £0.5 billion from deferred payments and the reversal of certain timing differences that benefited the 2007 financial year. The outlook for free cash flow is stated including the impact of known spectrum or licence payments only.

The Group still expects that significant cash tax and associated interest payments may be made in the next two years in respect of long standing tax issues, although the timing of such payments remains uncertain. Within this timeframe, the Group continues to anticipate possible resolution to the application of the UK Controlled Foreign Company legislation to the Group.

The adjusted effective tax rate percentage is expected to be in the low 30s, slightly higher than the 2007 financial year and consistent with the Group’s longer term expectations.

Revenue stimulation and cost reduction in Europe

The Group continues to target delivering benefits equivalent to at least 1% additional revenue market share in the year compared with the 2005 financial year. Capitalised mobile fixed asset additions are expected to be 10% of mobile revenue for the year for the total of the Europe region and common functions.

The Group also expects mobile operating expenses to be broadly stable for the total of the Europe region and common functions when compared with the 2006 financial year on an organic basis, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

GROUP RESULTS

During the year ended 31 March 2007, the Group changed the organisational structure of its operations.  The following results are presented for continuing operations in accordance with the new organisational structure.  Europe includes the results of the Group’s mobile operations in Western Europe and its fixed line business in Germany, while EMAPA includes the Group’s operations in Eastern Europe, the Middle East, Africa and Asia and the Pacific area and the Group’s associates and investments.

	Europe(1)	EMAPA	Common Functions	Eliminations	2007	2006	% change
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	17,357	5,089	–	(70)	22,376	21,405
Messaging revenue(2)	2,925	667	–	(5)	3,587	3,289
Data revenue(2)	1,300	138	–	(10)	1,428	1,098
Fixed line operators and DSL revenue	1,397	75	–	–	1,472	1,290
Other service revenue	8	–	–	–	8	–
Total service revenue	22,987	5,969	–	(85)	28,871	27,082	6.6	4.7
Acquisition revenue	1,004	381	–	–	1,385	1,295
Retention revenue	354	21	–	–	375	448
Other revenue	247	70	168	(12)	473	525
Total revenue	24,592	6,441	168	(97)	31,104	29,350	6.0	4.3
Interconnect costs	(3,668)	(1,045)	–	85	(4,628)	(4,463)
Other direct costs	(1,914)	(784)	(66)	3	(2,761)	(2,096)
Acquisition costs	(2,604)	(677)	–	–	(3,281)	(2,968)
Retention costs	(1,543)	(212)	–	–	(1,755)	(1,891)
Operating expenses	(5,462)	(1,472)	206	9	(6,719)	(6,166)
EBITDA	9,401	2,251	308	–	11,960	11,766	1.6	0.2
Acquired intangibles amortisation	(22)	(392)	–	–	(414)	(157)
Purchased licence amortisation	(849)	(43)	–	–	(892)	(947)
Depreciation and other amortisation	(2,888)	(779)	(181)	–	(3,848)	(3,674)
Share of result in associates	5	2,719	1	–	2,725	2,411
Adjusted operating profit	5,647	3,756	128	–	9,531	9,399	1.4	4.2
Adjustments for:
- Non-operating income of associates	–	3	–	–	3	17
- Impairment losses	(11,600)	–	–	–	(11,600)	(23,515)
- Other income and expense	1	508	(7)	–	502	15
Operating loss	(5,952)	4,267	121	–	(1,564)	(14,084)

Notes:

(1)  Within the Europe region, certain revenue and costs relating to Arcor have been reclassified. All prior periods have been adjusted accordingly. The reclassification had no effect on total revenue, EBITDA or adjusted operating profit.

(2)  Certain revenue relating to content delivered by SMS and MMS has been reclassified from messaging revenue to data revenue to provide a fairer presentation of messaging and data revenue.

Revenue

Revenue increased by 6.0% to £31,104 million in the year to 31 March 2007, with organic growth of 4.3%. The net impact of acquisitions and disposals contributed 3.3 percentage points to revenue growth, offset by unfavourable movements in exchange rates of 1.6 percentage points, with both effects arising principally in the EMAPA region.

The Europe region recorded organic revenue growth of 1.4%, whilst the EMAPA region delivered organic revenue growth of 21.1%. As a result, the EMAPA region accounted for more than 70% of the organic growth in Group revenue.  Strong performances were recorded in Spain and a number of the Group’s emerging markets.

An increase in the average mobile customer base and usage stimulation initiatives resulted in organic revenue growth of 2.5% and 7.0% in voice and messaging revenue, respectively.  Data revenue is an increasingly important component of Group revenue, with organic growth of 30.7%, driven by increasing penetration from 3G devices and growth in revenue from business services.

Operating result

Adjusted operating profit increased by 1.4% to £9,531 million, with organic growth of 4.2%.  The net impact of acquisitions and disposals and unfavourable exchange rate movements reduced reported growth by 0.3 percentage points and 2.5 percentage points, respectively, with both effects arising principally in the EMAPA region. The Europe region declined 4.7% on an organic basis, whilst the EMAPA region recorded organic growth of 24.3%.  Strong performances were delivered in Spain, the US and a number of emerging markets.

Group EBITDA was £11,960 million (2006: £11,766 million) and is stated after charges in relation to regulatory fines in Greece of £53 million and restructuring costs within common functions, Vodafone Germany, Vodafone UK and Other Europe of £79 million.  The EMAPA region accounted for all of the Group’s reported and organic growth in EBITDA.

Certain of the Group’s cost reduction and revenue stimulation initiatives are managed centrally within common functions.  Consequently, operating and capital expenses are incurred centrally and recharged to the relevant countries, primarily in Europe. This typically results in higher operating expenses with a corresponding reduction in depreciation for the countries concerned.

Europe’s EBITDA margin declined to 38.2% (2006: 39.8%), reflecting the increase in other direct costs and operating expenses, the latter primarily driven by the establishment of central data centres, which results in a corresponding reduction in depreciation and amortisation for the Europe region.

The EBITDA margin fell by 1.5 percentage points in the EMAPA region to 34.9%, principally due to the lower margin of the recently acquired Telsim business in Turkey.

The acquisitions and stake increases led to the rise in acquired intangible asset amortisation, and these acquisitions, combined with the continued expansion of network infrastructure in the region, resulted in higher depreciation charges.

The Group’s share of results from associates increased by 13.0% mainly due to Verizon Wireless, which reported record growth in net additions and increased ARPU.  The growth in Verizon Wireless was offset by a reduction in the Group’s share of results from its other associated undertakings, which fell due to the disposals of Belgacom Mobile SA and Swisscom Mobile AG as well as the impact of reductions in termination rates and intense competition experienced by SFR in France.

Statutory operating loss was £1,564 million compared with a loss of £14,084 million in the previous financial year following lower impairment charges. In the year ended 31 March 2007, the Group recorded an impairment charge of £11,600 million (2006: £23,515 million) in relation to the carrying value of goodwill in the Group’s operations in Germany (£6,700 million) and Italy (£4,900 million).  The impairment in Germany resulted from an increase in long term interest rates, which led to higher discount rates along with increased price competition and continued regulatory pressures in the German market.  The impairment in Italy resulted from an increase in long term interest rates and the estimated impact of legislation cancelling the fixed fees for the top up of prepaid cards and the related competitive response in the Italian market.  The increase in interest rates accounted for £3,700 million of the reduction in value during the year.

Other income and expense for the year ended 31 March 2007 included the gains on disposal of Proximus and Swisscom Mobile, amounting to £441 million and £68 million, respectively.

Investment income and financing costs

	2007 £m	2006 £m
Investment income	789	353
Financing costs	(1,612)	(1,120)
	(823)	(767)

Analysed as:
- Net financing costs before dividends from investments(1)	(435)	(318)
- Potential interest charges arising on settlement of outstanding tax issues	(406)	(329)
- Dividends from investments	57	41
	(784)	(606)
- Foreign exchange(2)	(41)	-
- Changes in fair value of equity put rights and similar arrangements	2	(161)
	(823)	(767)

Notes:

(1)  Includes a one off gain of £86 million related to the Group renegotiating its investments in SoftBank.

(2)  Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

Net financing costs before dividends from investments increased by 36.8% to £435 million as increased financing costs, reflecting higher average debt and interest rates, and losses on mark to market adjustments on financial instruments, more than offset higher investment income resulting from new investments in SoftBank, which arose on the sale of Vodafone Japan during the year, including an £86 million gain related to the renegotiation of these investments.  At 31 March 2007, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,213 million.

Taxation

	2007 £m	2006 £m
Income tax expense:
- United Kingdom	(79)	598
- Overseas	2,502	1,782
	2,423	2,380
Share of associated undertakings’ tax	398	443
Tax on adjustments to derive adjusted profit before tax	(13)	-
Adjusted income tax expense	2,808	2,823

Loss before tax	(2,383)	(14,853)
Adjustments to derive adjusted profit before tax(1)	11,130	23,646
Adjusted profit before tax	8,747	8,793
Share of associated undertakings’ tax and minority interest	459	495

Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	9,206	9,288

Adjusted effective tax rate	30.5%	30.4%

Note:

(1)  See loss per share from continuing operations

The adjusted effective tax rate for the year to 31 March 2007 was 30.5% compared to 30.4% for the prior year.  The rate is lower than the Group’s weighted average tax rate due to the resolution of a number of historic tax issues with tax authorities and additional tax deductions in Italy.  The prior year benefited from the tax treatment of a share repurchase in Vodafone Italy and favourable tax settlements.

A significant event in the year was a European Court decision in respect of the UK Controlled Foreign Company (“CFC”) legislation, following which Vodafone has not accrued any additional provision in respect of the application of UK CFC legislation to the Group.

The adjusted effective tax rate percentage for the year ending 31 March 2008 is expected to be in the low 30s.

Loss per share from continuing operations

Adjusted earnings per share increased by 11.4% from 10.11 pence to 11.26 pence for the year to 31 March 2007.  Basic loss per share decreased from 27.66 pence to 8.94 pence for the year to 31 March 2007.

	2007 £m	2006 £m

Loss for the financial year attributable to equity shareholders	(5,426)	(21,916)
Loss from discontinued operations attributable to equity shareholders(1)	494	4,598
Loss from continuing operations	(4,932)	(17,318)
Adjustments:
- Impairment losses	11,600	23,515
- Other income and expense	(502)	(15)
- Share of associated undertakings’ non-operating income	(3)	(17)
- Non-operating income and expense	(4)	2
- Changes in the fair value of equity put rights and similar arrangements	(2)	161
- Foreign exchange(2)	41	-
	11,130	23,646
- Tax on the above items	13	-

Adjusted profit from continuing operations	6,211	6,328

Weighted average number of shares outstanding – basic and diluted(3)	55,144	62,607

Notes:

(1)  On 27 April 2006, the Group completed the sale of its 97.7% interest in Vodafone Japan to SoftBank.  The Group’s operations in Japan are presented as discontinued operations.

(2)  See note 2 in investment income and financing costs.

(3)  In the year ended 31 March 2007, 215 million (2006: 183 million) shares have been excluded from the calculation of diluted loss per share as they are not dilutive.

REGIONAL RESULTS

Europe

	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic
Year ended 31 March 2007
Voice revenue	3,995	3,329	3,435	3,621	–	3,320	(343)	17,357	(2.6)
Messaging revenue	746	563	380	760	–	501	(25)	2,925	3.1
Data revenue	413	189	247	295	–	194	(38)	1,300	27.1
Fixed line operator and DSL revenue	1	–	–	–	1,419	3	(26)	1,397	9.9
Other service revenue	1	2	–	5	–	–	–	8
Total service revenue	5,156	4,083	4,062	4,681	1,419	4,018	(432)	22,987	0.1	2.0
Acquisition revenue	172	124	307	274	22	108	(3)	1,004	(1.4)
Retention revenue	40	36	124	52	–	102	–	354	(18.4)
Other revenue	75	2	7	117	–	47	(1)	247	(23.8)
Total revenue	5,443	4,245	4,500	5,124	1,441	4,275	(436)	24,592	(0.6)	1.4
Interconnect costs	(645)	(628)	(675)	(1,001)	(338)	(813)	432	(3,668)	(1.9)
Other direct costs	(332)	(242)	(352)	(452)	(262)	(275)	1	(1,914)	14.9
Acquisition costs	(560)	(249)	(642)	(677)	(178)	(301)	3	(2,604)	4.1
Retention costs	(351)	(107)	(398)	(372)	–	(315)	–	(1,543)	(11.9)
Operating expenses	(1,126)	(870)	(866)	(1,163)	(396)	(1,041)	–	(5,462)	4.2
EBITDA	2,429	2,149	1,567	1,459	267	1,530	–	9,401	(4.4)	(3.4)
Acquired intangibles amortisation	–	–	–	(11)	–	(11)	–	(22)
Purchased licence amortisation	(340)	(75)	(37)	(333)	–	(64)	–	(849)
Depreciation and other amortisation	(735)	(499)	(430)	(604)	(96)	(524)	–	(2,888)
Share of result in associates	–	–	–	–	–	5	–	5
Adjusted operating profit	1,354	1,575	1,100	511	171	936	–	5,647	(5.1)	(4.7)

EBITDA margin	44.6%	50.6%	34.8%	28.5%	18.5%	35.8%		38.2%

Year ended 31 March 2006
Voice revenue	4,304	3,472	3,093	3,642	–	3,672	(356)	17,827
Messaging revenue	815	526	328	674	–	507	(14)	2,836
Data revenue	275	172	194	252	–	170	(40)	1,023
Fixed line operator and DSL revenue	–	–	–	–	1,305	–	(34)	1,271
Total service revenue	5,394	4,170	3,615	4,568	1,305	4,349	(444)	22,957
Acquisition revenue	185	94	269	285	15	170	–	1,018
Retention revenue	61	84	105	60	–	124	–	434
Other revenue	114	15	6	135	–	54	–	324
Total revenue	5,754	4,363	3,995	5,048	1,320	4,697	(444)	24,733
Interconnect costs	(732)	(681)	(634)	(862)	(368)	(906)	444	(3,739)
Other direct costs	(281)	(241)	(329)	(355)	(187)	(273)	–	(1,666)
Acquisition costs	(551)	(172)	(543)	(665)	(147)	(423)	–	(2,501)
Retention costs	(410)	(177)	(354)	(455)	–	(356)	–	(1,752)
Operating expenses	(1,077)	(822)	(762)	(1,088)	(390)	(1,104)	–	(5,243)
EBITDA	2,703	2,270	1,373	1,623	228	1,635	–	9,832
Acquired intangibles amortisation	–	–	–	–	–	(2)	–	(2)
Purchased licence amortisation	(342)	(74)	(69)	(333)	–	(66)	–	(884)
Depreciation and other amortisation	(865)	(524)	(336)	(592)	(89)	(594)	–	(3,000)
Share of result in associates	–	–	–	–	–	5	–	5
Adjusted operating profit	1,496	1,672	968	698	139	978	–	5,951

EBITDA margin	47.0%	52.0%	34.4%	32.2%	17.3%	34.8%		39.8%

Change at constant exchange rates	%	%	%	%	%	%
Voice revenue	(6.7)	(3.6)	11.8	(0.6)	–	(9.2)
Messaging revenue	(7.8)	7.6	16.8	12.8	–	(0.6)
Data revenue	51.2	10.8	27.5	17.1	–	15.1
Fixed line operator and DSL revenue	–	–	–	–	9.5	–
Total service revenue	(3.9)	(1.5)	13.1	2.5	9.5	(7.2)
Acquisition revenue	(6.4)	33.1	14.5	(3.9)	45.7	(35.7)
Retention revenue	(34.1)	(57.2)	18.8	(13.3)	–	(17.2)
Other revenue	(33.5)	(89.8)	22.5	(13.3)	–	(15.7)
Total revenue	(4.8)	(2.2)	13.3	1.5	9.8	(8.6)
Interconnect costs	(11.4)	(7.2)	7.0	16.1	(7.6)	(9.7)
Other direct costs	18.9	0.8	7.6	27.3	41.6	1.0
Acquisition costs	2.2	46.1	18.8	1.8	21.3	(28.6)
Retention costs	(13.8)	(39.3)	13.1	(18.2)	–	(11.2)
Operating expenses	5.1	6.6	14.2	6.9	2.3	(5.5)
EBITDA	(9.6)	(4.9)	15.0	(10.1)	17.2	(5.9)
Acquired intangibles amortisation	–	–	–	–	–	423.8
Purchased licence amortisation	–	1.5	(45.4)	–	–	(3.5)
Depreciation and other amortisation	(14.4)	(4.5)	28.9	2.0	6.8	(11.2)
Share of result in associates	–	–	–	–	–	–
Adjusted operating profit	(9.0)	(5.3)	14.4	(26.8)	24.0	(3.7)

EBITDA margin movement (pps)	(2.4)	(1.5)	0.5	(3.7)	1.1	1.1

		Germany	Italy	Spain	UK	Other	Europe
Mobile telecommunication KPIs
Closing customers (‘000)	- 2007	30,818	21,034	14,893	17,411	17,007	101,163
	- 2006	29,191	18,490	13,521	16,304	15,692	93,198

Average monthly ARPU	- 2007	€21.2	€25.9	€35.2	£23.6	£20.1
	- 2006	€23.3	€28.5	€35.6	£24.0	£22.0

Annualised blended churn (%)	- 2007	21.8%	20.6%	26.4%	33.8%	26.6%
	- 2006	20.2%	18.7%	20.9%	32.1%	24.2%

Closing 3G devices (‘000)	- 2007	3,720	3,762	2,890	1,938	2,353	14,663
	- 2006	2,025	2,250	902	1,033	1,230	7,440

Voice usage (millions of minutes)	- 2007	33,473	32,432	30,414	31,736	28,491	156,546
	- 2006	26,787	29,604	23,835	28,059	27,648	135,933

See page 30 for definition of terms

The Europe region, where market penetration exceeds 100%, continues to experience intense competition from established mobile operators and new market entrants as well as ongoing regulator imposed rate reductions on incoming calls.  As part of the implementation of the Group’s strategy, the current year’s performance saw a strong focus on stimulating additional usage in a way that enhances value to the customer and revenue, including significant tariff repositioning to maintain competitiveness in the UK and Germany.  On the cost side, the centralisation of global service platform operations was completed in the year, with good progress made in the consolidation and harmonisation of the data centres, and a number of new initiatives to reduce the cost structure were implemented.

Revenue

Total revenue decreased slightly by 0.6% for the year ended 31 March 2007, consisting of a 1.4% organic increase in revenue, offset by a 0.5 percentage point adverse impact from exchange rate movements and a 1.5 percentage point decrease resulting from the disposal of the Group’s operations in Sweden in January 2006.  The organic revenue growth was mainly due to the increase in organic service revenue.

Service revenue growth was 0.1% for the Europe region.  Organic growth of 2.0% was driven by a 7.7% increase in the average mobile customer base in the year, together with a 17.0% increase in total voice usage and 27.1% reported growth in data revenue, driven by innovative products and services, successful promotions and competitive tariffs in the marketplace, although in turn organic growth was largely offset by the downward pressure on voice pricing and termination rate cuts in certain markets.  The estimated impact of termination rate cuts and other adjustments on the growth in service revenue and total revenue in the year is shown below.

	Reported growth %	Impact of exchange rates Percentage points	Impact of disposal Percentage points	Estimated impact of termination rate cuts and other adjustments(1) on revenue growth Percentage points	Growth excluding these items %

Service revenue
Germany	(4.4)	0.5	-	3.4	(0.5)
Italy	(2.1)	0.6	-	5.1	3.6
Spain	12.4	0.7	-	5.2	18.3
UK	2.5	-	-	0.5	3.0
Arcor	8.7	0.8	-	-	9.5
Other Europe	(7.6)	0.4	7.3	4.7	4.8
Europe	0.1	0.5	1.4	3.5	5.5

Total revenue
Europe	(0.6)	0.5	1.5	3.2	4.6

Note:

(1)  Revenue for certain arrangements is now presented net of associated direct costs.

Customer growth in the region was strong in most markets, including 21.7% and 16.9% growth in the closing contract customer base in Spain and Italy, respectively. The UK reported a 7.7% growth in the closing contract base following a much improved performance in the second half of the year.  Contract churn across the region was stable or falling in most markets due to the continued focus on retention and longer contract terms being offered, whilst prepaid churn rose due to intensified competition and customer self-upgrades.  Prepaid markets remained vibrant, with prepaid net additions accounting for around 65% of the total net additions reported for the region.

Within the Europe region, Spain and Arcor contributed strong service revenue growth, partly offset by declines in Germany, Italy and Other Europe. In Spain, despite the increasing challenge in the marketplace from existing competitors, the launch of a fourth operator and branded resellers, local currency service revenue growth of 13.1% was achieved.  This growth was mainly due to a 14.2% increase in the average mobile customer base in the period following successful promotions and competitive tariffs, particularly in relation to contract customers, which now account for 54.8% of the customer base, compared to 49.6% last year.  Arcor also achieved strong growth in service revenue compared to the prior year, driven primarily by a 60.0% increase in DSL customers to 2,081,000 customers, with the launch of new competitive tariffs leading to particularly good growth since January 2007.  Despite high competition and structural price declines, service revenue growth in the UK accelerated throughout the year, driven by a higher contract customer base and increased usage resulting from refreshed tariff offerings.  In Other Europe, reported service revenue decreased by 7.6%, whilst underlying service revenue increased by 4.8% following an increase in the average mobile customer base, and particularly strong growth in messaging and data revenue in the Netherlands and Portugal where new tariffs and Vodafone Mobile Connect data card initiatives proved particularly successful.

Germany and Italy reported declines in local currency service revenue of 3.9% and 1.5% respectively, largely as a result of termination rate cuts.  Underlying service revenue in Italy grew by 3.6%, with acceleration in the second half of the year due in particular to increasing messaging and voice volumes, achieved through new tariffs and offers targeted to specific segments, and despite the revenue loss incurred in March 2007 following the Italian Government’s decision to eliminate the top up fee on prepaid cards.  In Germany, underlying service revenue declined slightly as a result of the intensely competitive market in Germany and the launch of new tariffs in October 2006.

Voice revenue

Voice revenue decreased by 2.6%, or by 0.7% on an organic basis, with strong growth in voice usage offset by pressures on pricing resulting from competition and from termination rate cuts.

Across the Europe region, outgoing voice minutes increased by 20.7%, or by 22.3% on an organic basis, driven by the increased customer base and various usage stimulation initiatives and competitive tariff ranges.  In Germany, outgoing voice usage increased by 35.7%, with continued success from the Vodafone Zuhause product, which promotes fixed to mobile substitution in the home and which achieved 2.4 million registered customers as at 31 March 2007.  Additionally, new tariffs were launched in Germany in October 2006, which provided improved value bundles for customers allowing unlimited calls to other Vodafone customers and fixed line customers, all of which significantly contributed to increasing outgoing voice usage. In Italy, the increase in outgoing voice usage of 12.1% was mainly driven by demand stimulation initiatives such as fixed price per call offers and focus on high value customers and business customers. In Spain, the improved customer mix and success of both consumer and business offerings assisted in increasing outgoing voice usage by 34.2%.  New and more competitive tariffs launched in the UK in July 2006 and September 2006 and various promotions specifically aimed at encouraging usage contributed to the 16.7% increase in Vodafone UK’s outgoing voice usage.

Offsetting the organic growth in outgoing voice usage was the impact of pricing pressures in all markets due to increased competition, which has led to outgoing voice revenue per minute decreasing by 16.8% in the year ended 31 March 2007.

Termination rate cuts were the main factor in the 7.4% decline in organic incoming voice revenue, with all markets except the UK experiencing termination rate cuts during the year. Announced termination rate cuts since 30 September 2006 include a cut of 7% to 11.35 eurocents per minute in Spain effective from October 2006 and a 20% cut to 8.8 eurocents per minute in Germany effective from November 2006. The impact of the termination rate cuts in the Europe region was to reduce the average effective incoming price per minute by around 13% to approximately 7 pence.  Further termination rate cuts of 0.87 eurocents every six months will occur in Spain with effect from April 2007, reducing the rate to 7.0 eurocents by April 2009, whilst in Italy reductions in July 2007 and July 2008 of 13% below the retail price index have also been announced.

The success of Vodafone Passport, a competitively priced roaming proposition with over 11 million customers as at 31 March 2007, contributed to increasing the volume of organic roaming minutes by 15.8%.  Around 50% of the Group’s roaming minutes within Europe are now on Vodafone Passport.  Organic roaming revenue increased by 1.2% as the higher usage was largely offset by price reductions, due to increasing adoption of Vodafone Passport and also the Group’s commitment to reduce the average cost of roaming in the EU by 40% by April 2007 when compared to summer 2005.

On 23 May 2007, the European Parliament voted to introduce regulation on retail and wholesale roaming prices.  We expect roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and this direct regulatory intervention.

Non-voice revenue

Messaging revenue increased by 3.1%, or by 4.6% on an organic basis, mainly due to growth in Italy, Other Europe and particularly Spain and the UK, partly offset by declines in Germany.  In Spain, the increase was driven by the larger customer base, while in the UK, SMS volumes increased by 25.0% following higher usage per customer. The growth in Italy was driven by an increase in SMS usage of 9.5%, with sharp acceleration in the second half of the year following successful demand stimulation initiatives. In Germany, messaging volumes declined, resulting from the attraction of bigger voice bundles and the fact that promotional activity that had occurred relating to messaging in the previous financial year was not repeated in the 2007 financial year.

Data revenue grew by 27.1%, or by 29.5% on an organic basis, with the growth being stimulated by the 97.1% increase in registered 3G enabled devices on the Group’s networks as at 31 March 2007, encouraged by an expanded portfolio and competitively priced offerings. Strong growth was experienced in all Europe’s segments, though Germany demonstrated particularly strong growth of 50% as a result of attractive tariff offerings, including flat rate tariff options, and the benefit of improved coverage of the HSDPA technology enabled network, facilitating superior download speeds for data services. Growth in Italy, Spain and the UK has been assisted by the roll-out of HSDPA network coverage and increased penetration of Vodafone Mobile Connect data cards, of which 74%, 64% and 53% were sold during the year as HSDPA enabled devices in each of these markets respectively.  The launch of a modem which provides wireless internet access for personal computers has also made a positive contribution to data revenue.  In Other Europe, successful Vodafone Mobile Connect data cards initiatives in the Netherlands and Portugal were the primary cause of growth in data revenue.

Fixed line operator and DSL revenue increased by 9.9%, due to Arcor’s increased customer base.

Adjusted operating profit

Adjusted operating profit fell by 5.1%, or by 4.7% on an organic basis, with the disposal of the Group’s operations in Sweden being the main difference. The EBITDA margin decreased by 1.6 percentage points, or by 1.9 percentage points on an organic basis, mainly a result of the growth in operating expenses and other direct costs, including the charge in relation to a regulatory fine in Greece of £53 million.

Interconnect costs remained stable for the year, once the effect of the disposal of Sweden was excluded, with the increased outgoing call volumes to other networks offset by the cost benefit from the impact of the termination rate cuts.

Reported acquisition and retention costs for the region decreased by 2.5%, but remained stable on an organic basis, when compared to the prior year.  In Spain, the main drivers of the increased costs were the higher volumes of gross additions and upgrades, especially with regard to the higher proportion of contract gross additions which are being achieved with higher costs per customer as competition has intensified.  In Italy, costs have increased slightly due to an increased focus on acquiring high value contract customers and an increased volume of prepaid customers.  In Germany, retention costs declined as the cost per upgrade was reduced and volumes slightly decreased.  The UK saw a reduction in retention costs resulting from a change in the underlying commercial model with indirect distribution partners, where a portion of commissions are now recognised in other direct costs.  Acquisition costs in Other Europe decreased, primarily as a result of lower gross contract additions in Greece and a reduction in cost per gross addition in the Netherlands.

Other direct costs increased by 14.9%, or by 16.7% on an organic basis, primarily caused by the regulatory fine in Greece and commissions in the UK discussed above.  Arcor saw an increase in direct access charges primarily as a result of having a higher customer base.

Operating expenses increased by 4.2%, or by 7.4% on an organic basis, primarily caused by increased intercompany recharges, a result of the centralisation of data centre and service platform operations, which were offset by a corresponding reduction in depreciation expense, and a 14.2% increase in local currency in Spain’s operating expenses as a result of the growth in this operating company, but which only slightly increased as a percentage of service revenue.  Increased publicity spend in the UK, Italy and Greece, and restructuring costs in Germany, the UK and Ireland, also adversely affected operating expenses during the year.

As many of the cost reduction initiatives are centralised in common functions, as described earlier, the Group’s target in respect of operating expenses for the total of the Europe region (excluding Arcor) includes common functions but excludes the developing and delivering of new services and business restructuring costs. On this basis, these costs grew by 3.5% in the 2007 financial year for the reasons outlined in the preceding paragraph.

Cost reduction initiatives

The Group has set targets in respect of operating expenses and capitalised fixed asset additions.  The operating expense and capitalised fixed asset additions targets relate to the Europe region (excluding Arcor) and common functions in aggregate.  The targets are detailed in the Outlook on page 6.  During the 2007 financial year, the implementation of a range of Group wide initiatives and cost saving programmes commenced, designed to deliver savings in the 2008 financial year and beyond.  The key initiatives are as follows:

•    The application development and maintenance initiative is focusing on driving cost and productivity efficiencies through outsourcing the application development and maintenance for key IT systems. In October 2006, the Group announced that EDS and IBM had been selected to provide application development and maintenance services to separate groupings of operating companies within the Group. The initiative is currently in the execution phase and is progressing ahead of plan, with a number of operating companies already having commenced service with their respective vendors.  The Group currently anticipates that this initiative will result in greater economies of scale and improved quality of software produced, as well as greater flexibility, leading to the faster rollout of more varied services to customers.  The Group currently expects to meet its savings target of 25-30% of IT application development and maintenance unit costs within two to four years.

•    The supply chain management initiative focuses on centralising supply chain management activities and leveraging Vodafone’s scale in purchasing activities.  Through the standardisation of designs and driving scale strategies in material categories, the Group is aiming to increase the proportion of purchasing performed globally.  The alignment of all objectives and targets across the entire supply chain management was completed during the year.  The Group currently expects to meet its savings target of 8% of £3.3 billion external network spend this coming year, as planned.

•    The IT operations initiative has created a shared service organisation to support the business with innovative and customer focused IT services.  This organisation will consolidate localised data centres into regionalised northern and southern European centres and consolidate hardware, software, maintenance and system integration suppliers to provide high quality IT infrastructure, services and solutions.  Consolidation is progressing well, with the centre in Southern Europe complete and the centre in Northern Europe expected to be complete by April 2008. The Group currently expects to meet its cost savings target of 25-30% of data centre spend within one to two years.

•    The Group has commenced a three year business transformation programme to implement a single integrated operating model, supported by a single enterprise resource planning (“ERP”) system covering human resources, finance and supply chain functions.  The programme is expected to provide improved information for decision making and reduced operating costs in the longer term, though additional investment, including restructuring expenditure, will be required.

•    The network team continues to focus on network sharing deals in a number of operating companies, with the principal objectives of cost saving and faster network rollout.  Implementation is under way in Spain with Orange, the UK has announced its intention to sign a deal with Orange and other deals are being explored and evaluated in a number of other European operating companies.

•    Many of the Group’s operating companies have participated in external cost benchmarking studies and are using the results to target local cost reductions.  Initiatives that have been implemented to date include reductions to planned network rollout, outsourcing and off-shoring of customer services operations, property rationalisation, replacing leased lines with owned transmission, network site sharing and renegotiation of supplier contracts and service agreements.

EMAPA

		Middle East
	Eastern	Africa &			Associates
	Europe	Asia	Pacific	US	Other	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Year ended 31 March 2007
Voice revenue	2,051	2,096	942			5,089	40.0
Messaging revenue	271	142	254			667	46.9
Data revenue	70	26	42			138	60.5
Fixed line operator and DSL revenue	–	68	7			75	294.7
Total service revenue	2,392	2,332	1,245			5,969	42.3	20.4
Acquisition revenue	53	223	105			381	37.5
Retention revenue	19	–	2			21	50.0
Other revenue	13	10	47			70	2.9
Total revenue	2,477	2,565	1,399			6,441	41.4	21.1
Interconnect costs	(433)	(364)	(248)			(1,045)	31.6
Other direct costs	(314)	(246)	(224)			(784)	77.4
Acquisition costs	(219)	(291)	(167)			(677)	45.0
Retention costs	(78)	(84)	(50)			(212)	52.5
Operating expenses	(614)	(509)	(349)			(1,472)	39.8
EBITDA	819	1,071	361			2,251	35.7	20.9
Acquired intangibles amortisation	(285)	(105)	(2)			(392)	152.9
Purchased licence amortisation	(19)	(17)	(7)			(43)	(31.7)
Depreciation and other amortisation	(331)	(255)	(193)			(779)	29.4
Share of result in associates	–	–	–	2,077	642	2,719	13.4
Adjusted operating profit	184	694	159	2,077	642	3,756	16.0	24.3

EBITDA margin	33.1%	41.8%	25.8%			34.9%

Year ended 31 March 2006
Voice revenue	1,176	1,503	957			3,636
Messaging revenue	146	91	217			454
Data revenue	36	12	38			86
Fixed line operator and DSL revenue	–	19	–			19
Total service revenue	1,358	1,625	1,212			4,195
Acquisition revenue	54	147	76			277
Retention revenue	13	–	1			14
Other revenue	10	12	46			68
Total revenue	1,435	1,784	1,335			4,554
Interconnect costs	(296)	(251)	(247)			(794)
Other direct costs	(77)	(159)	(206)			(442)
Acquisition costs	(148)	(198)	(121)			(467)
Retention costs	(51)	(48)	(40)			(139)
Operating expenses	(335)	(359)	(359)			(1,053)
EBITDA	528	769	362			1,659
Acquired intangibles amortisation	(121)	(33)	(1)			(155)
Purchased licence amortisation	(13)	(34)	(16)			(63)
Depreciation and other amortisation	(218)	(179)	(205)			(602)
Share of result in associates	–	–	–	1,732	666	2,398
Adjusted operating profit	176	523	140	1,732	666	3,237

EBITDA margin	36.8%	43.1%	27.1%			36.4%

Change at constant exchange rates	%	%	%	%	%
Voice revenue	80.3	56.7	5.3
Messaging revenue	88.7	74.8	25.4
Data revenue	100.1	142.6	17.2
Fixed line operator and DSL revenue	–	294.3	–
Total service revenue	81.7	61.2	10.0
Acquisition revenue	1.4	78.0	43.0
Retention revenue	50.0	–	217.5
Other revenue	15.4	(7.8)	12.8
Total revenue	78.0	62.1	12.1
Interconnect costs	49.8	62.3	7.1
Other direct costs	316.4	73.2	15.8
Acquisition costs	53.9	70.8	45.0
Retention costs	59.3	106.7	31.1
Operating expenses	88.4	61.0	3.4
EBITDA	60.6	55.5	8.1
Acquired intangibles amortisation	135.5	222.2	78.6
Purchased licence amortisation	48.0	(47.1)	(49.8)
Depreciation and other amortisation	55.9	56.1	1.6
Share of result in associates	–	–	–	27.6	(2.3)
Adjusted operating profit	12.1	49.8	25.4	27.6	(2.3)

EBITDA margin movement (pps)	(3.6)	(1.7)	(0.8)

	2007				2006
	Eastern Europe	Middle East Africa & Asia	Pacific	EMAPA	Eastern Europe	Middle East Africa & Asia	Pacific	EMAPA

KPIs
Closing customers (‘000)	28,975	27,160	5,750	61,885	12,579	21,884	5,346	39,809
Average monthly ARPU	£8.1	£7.3	£18.8		£10.8	£9.0	£19.7
Annualised blended churn (%)	28.1%	38.8%	38.7%		23.6%	34.6%	39.2%
3G devices (‘000)	347	65	758	1,170	135	–	281	416
Voice usage (millions of minutes)	39,658	37,449	11,371	88,478	13,302	18,300	9,811	41,413

See page 30 for definition of terms

A part of Vodafone’s strategy is to build on the Group’s track record of creating value in emerging markets. Vodafone has continued to execute on this strategy, with strong performances in the Czech Republic, Egypt, Romania and South Africa.

The Group is successfully building its emerging markets portfolio through acquisitions in Turkey and, subsequent to the year end, India. Since its acquisition on 24 May 2006, Vodafone Turkey has shown a performance in excess of the acquisition plan. The Group has made a further significant step in delivering its strategic objective of delivering strong growth in emerging markets with the acquisition on 8 May 2007 of companies with interests in Hutch Essar, a leading operator in the fast growing Indian mobile market, following which the Group controls Hutch Essar. The Group also signed a memorandum of understanding with Bharti Airtel Limited (“Bharti Airtel”), the Group’s former joint venture in India, on infrastructure sharing and has granted an option to a Bharti group company to buy its 5.60% direct interest in Bharti Airtel. On 9 May 2007, a Bharti group company agreed to acquire the Group’s 5.60% direct interest in Bharti Airtel (see subsequent events on page 22). Following the completion of this sale, the Group will continue to hold an indirect stake of 4.39% in Bharti Airtel.

In December 2006, the Group increased its equity interest in Vodafone Egypt from 50.1% to 54.9%, positioning the Group to capture further growth in this lower penetrated market. The Group also entered into a new strategic partnership with Telecom Egypt, the minority shareholder in Vodafone Egypt, to increase cooperation between both parties and jointly develop a range of products and services for the Egyptian market.

EMAPA’s growth has benefited from the prior year acquisitions in the Czech Republic and the stake in Bharti Airtel in India, as well as the stake increases in Romania and South Africa and the current year acquisition in Turkey. Bharti Airtel was accounted for as a joint venture until 11 February 2007, following which it has been accounted for as an investment.

Revenue

Total revenue increased by 41.4%, or 21.1% on an organic basis, driven by organic service revenue growth of 20.4%. The impact of acquisitions, disposal and exchange rates on EMAPA’s service revenue and total revenue growth is shown below.

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposal(1) Percentage points	Reported growth %

Service revenue

Eastern Europe	20.0	(5.6)	61.7	76.1

Middle East, Africa and Asia	27.7	(17.7)	33.5	43.5

Pacific	10.0	(7.3)	-	2.7

EMAPA	20.4	(10.9)	32.8	42.3

Total revenue

EMAPA	21.1	(11.2)	31.5	41.4

Note:

(1)   Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment.

Organic service revenue growth was driven by the 30.2% organic increase in the average mobile customer base and the success of usage stimulation initiatives, partially offset by declining ARPU in a number of markets due to the higher proportion of lower usage prepaid customer additions. Particularly strong customer growth was achieved in Eastern Europe and the Middle East, Africa and Asia, where markets are typically less penetrated than in Western Europe or the Pacific area.

Non-service revenue increased by 31.5%, or 28.9% on an organic basis, primarily due to an increase in the level of gross additions in a number of countries.

Eastern Europe

In Eastern Europe, service revenue grew by 76.1%, with the key driver of growth being the acquisitions in the Czech Republic and Turkey, as well as the stake increase in Romania. Good customer growth in all Eastern European markets contributed to the organic service revenue growth.

Organic service revenue growth in Eastern Europe was principally driven by Romania. As a result of the growth in the customer base and a promotional offer of lower tariffs, which led to higher voice usage, local currency service revenue in Romania grew by 29.3%, calculated by applying the Group’s current equity interest to the whole of the 2006 financial year.

The continued expansion of 3G network coverage, the successful launch of 3G broadband, together with introductory promotional offers, and increased sales of Vodafone Mobile Connect data cards, resulted in data revenue growth of 64.9% in local currency. In the Czech Republic, a focus on existing customers, including a Christmas campaign of free weekend text messages available to all existing as well as new customers, and the success of a business offering allowing unlimited on and off net calls within a customers’ virtual private network for a fixed monthly fee, had a positive impact on gross additions and drove the increase in average mobile customers. This led to growth of 11.1% in local currency service revenue, calculated by applying the Group’s current equity interest to the whole of the 2006 financial year.

Vodafone Turkey has performed ahead of the expectations the Group had at the time of the completion of the acquisition, with customer numbers, usage and adjusted operating profit ahead of plan. Improvements in network reliability and coverage have contributed to strong customer growth and allowed an increase in prepaid tariffs, resulting in service revenue growth. Telsim was rebranded to Vodafone in March 2007, with the launch of a new tariff with inclusive on and off net calls, a first for the Turkish market.

Middle East, Africa and Asia

The service revenue growth of 43.5% in the Middle East, Africa and Asia resulted primarily from the stake increases in South Africa in February 2006 and Egypt in December 2006, together with the acquisition of the Group’s interest in Bharti Airtel in India in December 2005, offset by an adverse movement in exchange rates. Strong organic growth was achieved in all markets, particularly in Egypt and South Africa, driven by the 40.2% increase in the average mobile customer base compared to the prior year.

Strong customer growth, driven by prepaid tariff reductions, the availability of lower cost handsets and high customer satisfaction with the Vodafone service, contributed to the 39.5% local currency service revenue growth in Egypt.

Innovative new products and services, including a new hybrid tariff offering guaranteed airtime credit every month with the ability to top up as required, and successful promotions, led to an increase in the average mobile customer base and 21.9% local currency organic service revenue growth in South Africa, whilst the continued rollout of the 3G network led to strong growth in data revenue.

Bharti Airtel continued to perform well with strong growth in customers and revenue, demonstrating the growth potential in the Indian market.

Pacific

Service revenue increased by 2.7%, with the impact of adverse foreign exchange movements reducing reported growth by 7.3 percentage points. In Australia, a continued focus on higher value customers delivered local currency service revenue growth of 13.7%, with improvements in both prepaid and contract ARPU. The performance in Australia more than offset the reduced growth in local currency service revenue in New Zealand, where local currency service revenue growth was 2.6% following a cut in termination rates, which reduced reported service revenue growth by 4.1%. After the negative impact of foreign exchange movements, reported service revenue in New Zealand declined by 7.9%.

Adjusted operating profit

The impact of acquisitions, disposal and exchange rates on EMAPA’s EBITDA and adjusted operating profit is shown below.

	Organic growth %	Impact of exchange rates Percentage points	Impact of acquisitions and disposal(1) Percentage points	Reported growth %

EBITDA

Eastern Europe	19.7	(5.5)	40.9	55.1

Middle East, Africa and Asia	27.0	(16.0)	28.3	39.3

Pacific	8.1	(8.4)	-	(0.3)

EMAPA	20.9	(11.1)	25.9	35.7

Adjusted operating profit
Eastern Europe	49.2	(7.6)	(37.1)	4.5

Middle East, Africa and Asia	18.5	(16.9)	31.1	32.7

Pacific	25.4	(11.8)	-	13.6

EMAPA	24.3	(7.2)	(1.1)	16.0

Note:

(1)   Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment.

The reported EBITDA margin fell by 1.5 percentage points, principally due to the lower margin of the recently acquired Vodafone Turkey business.

Adjusted operating profit increased by 16.0%. On an organic basis growth was 24.3%, as the acquisitions and stake increases led to the rise in acquired intangible asset amortisation reducing reported growth in operating profit. These acquisitions, combined with the continued expansion of network infrastructure in the region, resulted in higher depreciation charges. Organic growth in adjusted operating profit was driven by a strong performance in Romania, Egypt, South Africa and the Group’s associated undertaking in the US.

Eastern Europe

The acquisition of operations with lower margins, combined with significant investment in improving network quality, customer care and the introduction of segmented customer propositions in Turkey, led to a 3.7 percentage point decrease in the EBITDA margin in Eastern Europe.

Interconnect costs increased by 46.3%, or 23.8% on an organic basis, principally as a result of the higher usage in Romania. An ongoing regulatory fee in Turkey amounting to 15% of revenue has increased other direct costs compared to the 2006 financial year.

Acquisition costs fell as a percentage of service revenue throughout most of Eastern Europe, with increased investment in the direct distribution channel in Romania resulting in lower subsidies on handsets. Retention costs decreased as a percentage of service revenue, but increased on an organic basis due to a focus on retaining customers through loyalty programmes in response to the increasing competition in Romania, which had a positive impact on contract and prepaid churn.

Operating expenses increased by 1.0 percentage point as a percentage of service revenue, primarily as a result of inflationary pressures in Romania and investment in Turkey.

Middle East, Africa and Asia

The impact of the acquisitions and adverse exchange rate movements both contributed to the 1.3 percentage point fall in EBITDA margin in Middle East, Africa and Asia.

Interconnect costs increased by 45.0%, or 26.8% on an organic basis, due to the usage stimulation initiatives throughout the region.

Acquisition costs remained stable as a percentage of service revenue, whilst retention costs increased, principally due to increased investment in retaining customers in Egypt ahead of the forthcoming launch of services by a new operator and in South Africa in response to the introduction of mobile number portability during the year, with the provision of 3G and data enabled device upgrades for contract customers and a loyalty point scheme. Operating expenses remained stable as a percentage of service revenue.

Pacific

The EBITDA margin in the Pacific area fell 1.3 percentage points, as the improved margin in Australia was more than offset by the lower margin in New Zealand resulting from the increased cost of telecommunications service obligation regulation and the acquisition of ihug which, together with adverse foreign exchange rates, reduced New Zealand’s EBITDA by 13.1%.

Acquisition and retention costs increased as a percentage of service revenue due to the investment in higher value customers in Australia, which also had a favourable impact on contract churn, and were partially offset by savings in network costs and operating expenses.

Associates

	2007				2006			% change
	Verizon Wireless £m	Other £m	Total £m		Verizon Wireless £m	Other £m	Total £m	Verizon Wireless £	Verizon Wireless $

Share of result of associates
Operating profit	2,442	940	3,382		2,112	1,010	3,122	15.6	22.9
Interest	(179)	(27)	(206)		(204)	(23)	(227)	(12.3)	(7.0)
Tax	(125)	(271)	(396)		(116)	(329)	(445)	7.8	14.6
Minority interest	(61)	–	(61)		(60)	8	(52)	1.7	6.7
	2,077	642	2,719		1,732	666	2,398	19.9	27.6

Verizon Wireless (100% basis)
Total revenue (£m)	20,860				18,875			10.5	17.4
EBITDA margin (%)	38.5%				37.9%
Closing customers (‘000)	60,716				53,020
Average monthly ARPU ($)	52.5				51.4
Blended churn (%)	13.9%			1	14.7%
Mobile non-voice service revenue as a percentage of mobile service revenue (%)	14.4%				8.9%

Verizon Wireless produced another year of record growth in organic net additions, increasing its customer base by 7.7 million in the year ended 31 March 2007. The performance was particularly robust in the higher value contract segment and was achieved in a market where the estimated closing mobile penetration reached 80%.

The strong customer growth was achieved through a combination of higher gross additions and improvements in Verizon Wireless’s customer loyalty, with the latter evidenced through lower levels of churn. The 15.4% growth in the average mobile customer base combined with a 2.1% increase in ARPU resulted in a 17.8% increase in service revenue. ARPU growth was achieved through the continued success of data services, driven predominantly by data cards, wireless e-mail and messaging services. Verizon Wireless improved its EBITDA margin due to efficiencies in other direct costs and operating expenses, partly offset by a higher level of customer acquisition and retention activity.

Verizon Wireless continued to lay the foundations for future data revenue growth through the launch of both CDMA EV-DO Rev A, an enhanced wireless broadband service, and broadcast mobile TV services during the first calendar quarter of 2007. In addition, Verizon Wireless consolidated its spectrum position during the year with the acquisition of spectrum through the FCC’s Advanced Wireless Services auction for $2.8 billion.

The Group’s share of the tax attributable to Verizon Wireless for the year ended 31 March 2007 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

The Group’s other associated undertakings in EMAPA have been impacted by intense competition and reduction in termination rates, similar to the experiences of the Group’s controlled businesses in the Europe region, which have had a negative impact on revenue. The Group disposed of its associated undertakings in Belgium and Switzerland on 3 November 2006 and 20 December 2006, respectively, for a total cash consideration of £3.1 billion. The results of the Group’s disposed associated undertakings in Belgium and Switzerland are included until the respective dates of the announcement of disposal.

SFR, the Group’s associated undertaking in France, achieved an increase of 3.5% in its customer base, higher voice usage and strong growth in data services. However, service revenue was stable in local currency as the impact of these items was offset by a 5.7% decline in ARPU due to the increase in competition and significant termination rate cuts imposed by the regulator. The voice termination rate was cut by 24% to 9.5 eurocents per minute with effect from 1 January 2006 and by a further 21% to 7.5 eurocents per minute with effect from 1 January 2007. France is the first European Union country to impose regulation on SMS termination rates, which were cut by 19% with effect from 1 January 2006 and a further 30% with effect from mid September 2006 to 3 eurocents per SMS. SFR’s EBITDA margin improved 1.4 percentage points to 36.7%, primarily as a result of termination rate cuts benefiting interconnect costs.

With effect from July 2007, SFR will be governed by the Europe regional management team. Accordingly, for the 2008 financial year onwards SFR will be reported as part of the Europe region.

Investments

China Mobile, in which the Group has a 3.27% stake and is accounted for as an investment, increased its customer base by 21.3% in the period to 316.1 million. Dividends of £57 million were received by the Group in the 2007 financial year.

COMMON FUNCTIONS

	2007 £m	2006 £m	% change

Revenue	168	145	15.9
Other direct costs	(66)	–	–
Operating expenses	206	130	58.5
EBITDA	308	275	12.0
Depreciation and amortisation	(181)	(72)	151.4
Share of result in associated undertakings	1	8	(87.5)
Adjusted operating profit	128	211	(39.3)

Common functions represent the results of Partner Markets and the net result of central Group costs less charges to the Group’s operations. Adjusted operating profit has been impacted in the 2007 financial year by restructuring costs incurred in the central functions, principally marketing and technology, which amounted to £36 million.

CASH FLOWS AND FUNDING

During the year to 31 March 2007, the Group decreased its net cash inflow from operating activities by 12.8% to £10,328 million and generated £6,119 million of free cash flow, as analysed in the following table:

	2007 £m	2006 £m	%change

Net cash inflow from operating activities	10,328	11,841	(12.8)

– Continuing operations	10,193	10,190	–
– Discontinued operations	135	1,651	(91.8)

Add: Taxation(1)	2,243	1,682	33.4

Purchase of intangible fixed assets	(899)	(690)	30.3
Purchase of property, plant and equipment	(3,633)	(4,481)	(18.9)
Disposal of property, plant and equipment	34	26	30.8

Operating free cash flow	8,073	8,378	(3.6)

– Continuing operations	8,081	7,695	5.0
– Discontinued operations	(8)	683

Taxation(1)	(2,243)	(1,682)	33.4
Dividends received from associated undertakings (2)	791	835	(5.3)
Dividends paid to minority shareholders in subsidiary undertakings	(34)	(51)	(33.3)
Dividends received from investments	57	41	39.0
Interest received	526	319	64.9
Interest paid	(1,051)	(721)	45.8
Free cash flow	6,119	7,119	(14.0)

– Continuing operations	6,127	6,418	(4.5)
– Discontinued operations	(8)	701

Note:

(1)  Year to 31 March 2007 includes £nil (2006: £(31) million) related to discontinued operations.

(2)  Year to 31 March 2007 includes £450 million (2006: £511 million) from the Group’s interest in SFR and £328 million (2006: £195 million) from the Group’s interest in Verizon Wireless.

Free cash flow decreased primarily as a result of lower net cash inflow from operating activities, higher net interest and £0.4 billion of tax payments, including associated interest, in respect of a number of long standing tax issues, partly offset by lower capital expenditure during the year.

An analysis of net debt for continuing operations is as follows:

	2007 £m	2006 £m

Cash and cash equivalents (as presented in the consolidated cash flow statement)	7,458	2,932
Bank overdrafts	23	18
Cash and cash equivalents for discontinued operations	–	(161)
Cash and cash equivalents (as presented in the consolidated balance sheet)	7,481	2,789

Trade and other receivables(1)	304	310
Trade and other payables(1)	(219)	(219)
Short-term borrowings	(4,817)	(3,448)
Long-term borrowings	(17,798)	(16,750)
	(22,530)	(20,107)

Net debt	(15,049)	(17,318)

Note:

(1)  Mark to market adjustments on financing instruments are included within trade and other receivables and trade and other payables.

At 31 March 2007 the Group had £7.5 billion of cash and cash equivalents, with the increase since 31 March 2006 being due to the funding requirements in relation to the completion of the Hutch Essar transaction, which occurred on 8 May 2007. In aggregate, the Group has committed facilities of approximately £7.9 billion, of which £5.8 billion were undrawn at 31 March 2007.

The Group targets low single A long term credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Following the acquisition of Hutch Essar, Moody’s downgraded their long-term credit rating for the Group from A3 to Baa1 on 16 May 2007. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

TOTAL SHAREHOLDER RETURNS

Dividends

The Board remains committed to its existing policy of distributing 60% of adjusted earnings per share by way of dividend. However, in recognition of the earnings dilution arising from the Hutch Essar acquisition, it has decided that it will target modest increases in dividend per share in the near term until the payout ratio returns to 60%.

The directors are proposing a final dividend of 4.41 pence per share, representing a 14% increase over last year’s final dividend. This is in line with the previously announced target dividend payout ratio at approximately 60% of adjusted earnings per share.

The ex-dividend date is 6 June 2007 for ordinary shareholders, the record date for the final dividend is 8 June 2007 and the dividend is payable on 3 August 2007.

Special distribution of £9 billion

At an Extraordinary General Meeting of the Company on 25 July 2006, shareholders approved a distribution of approximately £9 billion in the form of a B share arrangement. This equated to 15 pence per B share for each ordinary share in issue at 28 July 2006. Payment in respect of redemption of the B share arrangement was made in August 2006 and February 2007 and all but £20 million of the total amount payable had been settled as at 31 March 2007. During such time that the remaining B shares are outstanding, they will accrue a non-cumulative dividend at the rate of 75% of sterling LIBOR, payable semi-annually in arrears until redemption. The Company has the right to redeem all remaining B shares by 5 August 2008.

SIGNIFICANT TRANSACTIONS

The Group received a net £6,989 million cash and cash equivalents from acquisition and disposal activities, including the purchase and disposal of investments, in the year to 31 March 2007 and an analysis of the significant transactions and the changes to the Group’s effective interest in the entities is shown below.

£m
Acquisitions:
Telsim Mobil Telekomunikasyon Hizmetleri (from nil to 100% of trade and assets)	(2,569)

Disposals:
Vodafone Japan (from 97.7% to nil) (1)	6,810
Proximus (from 25% to nil)	1,343
Swisscom Mobile (from 25% to nil)	1,776

Other net acquisitions and disposals, including investments(1)	(371)

Total	6,989

Note:

(1)    Amounts are shown net of cash and cash equivalents acquired or disposed.

On 27 April 2006, the Group completed the sale of its entire interest in Vodafone Japan to SoftBank, following which it retains investments in SoftBank in the form of subordinated loans and preference shares.

On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri (“Telsim”) from the Turkish Savings and Deposit Insurance Fund for consideration of US$4.7 billion. In addition to the consideration price, the Group paid US$0.4 billion of VAT in April 2007, which is recoverable against Telsim’s future VAT liabilities. The Group did not acquire Telsim’s liabilities, other than certain minor employee-related liabilities and outstanding service credits to be fulfilled.

On 3 November 2006, the Group sold its 25% interest in Belgacom Mobile S.A., the Group’s associated undertaking in Belgium.

On 20 December 2006, the Group sold its 25% interest in Swisscom Mobile A.G., the Group’s associated undertaking in Switzerland.

SUBSEQUENT EVENTS

On 8 May 2007, the Group completed its acquisition from Hutchison Telecom International Limited’s (“HTIL”) of companies with interests in Hutch Essar. Following this acquisition, Vodafone controls Hutch Essar. Vodafone has paid US$10.9 billion (£5.5 billion) in cash to HTIL, reflecting retention and closing adjustments agreed between Vodafone and HTIL.

In conjunction with the acquisition of Hutch Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel. On 9 May 2007, the Bharti group company irrevocably agreed to purchase this shareholding and the Group expects to receive $1.6 billion in cash consideration for such shareholding by November 2008. The shareholding will be transferred in two tranches, the first before 31 March 2008 and the second by November 2008. Following the completion of this sale, the Group will continue to hold an indirect stake of 4.39% in Bharti Airtel.

On 23 May 2007, the European Parliament voted to introduce regulation on retail and wholesale roaming prices. The Group expects roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and this direct regulatory intervention.

CONSOLIDATED INCOME STATEMENT

	2007 £m	2006 £m

Revenue	31,104	29,350

Cost of sales	(18,725)	(17,070)

Gross profit	12,379	12,280

Selling and distribution expenses	(2,136)	(1,876)
Administrative expenses	(3,437)	(3,416)
Share of result in associated undertakings	2,728	2,428
Impairment losses	(11,600)	(23,515)
Other income and expense	502	15

Operating loss	(1,564)	(14,084)

Non-operating income and expense	4	(2)
Investment income	789	353
Financing costs	(1,612)	(1,120)

Loss before taxation	(2,383)	(14,853)

Income tax expense	(2,423)	(2,380)

Loss for the financial year from continuing operations	(4,806)	(17,233)

Loss from discontinued operations	(491)	(4,588)

Loss for the financial year	(5,297)	(21,821)

Attributable to:
– Equity shareholders	(5,426)	(21,916)
– Minority interests	129	95

Basic and diluted loss per share
Loss from continuing operations	(8.94)p	(27.66)p
Loss from discontinued operations	(0.90)p	(7.35)p
Loss for the financial year	(9.84)p	(35.01)p

Weighted average number of shares for basic and diluted earnings per share (millions)	55,144	62,607

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2007 £m	2006 £m

Gains on revaluation of available-for-sale investments	2,108	705
Exchange differences on translation of foreign operations	(3,804)	1,494
Actuarial gains / (losses) on defined benefit pension schemes	50	(30)
Revaluation gain	–	112
Transfer to the income statement on disposal of foreign operations	838	36

Net (expense)/income recognised directly in equity	(808)	2,317

Loss for the financial year	(5,297)	(21,821)

Total recognised income and expense relating to the financial year	(6,105)	(19,504)

Attributable to:
– Equity shareholders	(6,210)	(19,607)
– Minority interests	105	103

CONSOLIDATED BALANCE SHEET

	2007 £m	2006 £m
Non-current assets
Goodwill	40,567	52,606
Other intangible assets	15,705	16,512
Property, plant and equipment	13,444	13,660
Investments in associated undertakings	20,227	23,197
Other investments	5,875	2,119
Deferred tax assets	410	140
Post employment benefits	82	19
Trade and other receivables	494	361
	96,804	108,614
Current assets
Inventory	288	297
Taxation recoverable	21	8
Trade and other receivables	5,023	4,438
Cash and cash equivalents	7,481	2,789
	12,813	7,532

Assets included in disposal group held for resale	–	10,592

Total assets	109,617	126,738
Equity
Called up share capital	4,172	4,165
Share premium account	43,572	52,444
Own shares held	(8,047)	(8,198)
Additional paid-in capital	100,185	100,152
Capital redemption reserve	9,132	128
Accumulated other recognised income and expense	3,306	4,090
Retained losses	(85,253)	(67,356)
Total equity shareholders’ funds	67,067	85,425
Minority interests	226	(113)
Total equity	67,293	85,312

Non-current liabilities
Long-term borrowings	17,798	16,750
Deferred tax liabilities	4,626	5,670
Post employment benefits	123	120
Provisions	296	265
Other payables	535	566
	23,378	23,371
Current liabilities
Short-term borrowings	4,817	3,448
Current taxation liabilities	5,088	4,448
Trade payables and other payables	8,774	7,477
Provisions	267	139
	18,946	15,512

Liabilities included in disposal group held for resale	–	2,543
Total equity and liabilities	109,617	126,738

CONSOLIDATED CASH FLOW STATEMENT

	2007 £m	2006 £m

Net cash flows from operating activities	10,328	11,841

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	(2,805)	(4,186)
Disposal of interests in subsidiary undertakings, net of cash disposed	6,767	599
Disposals of interests in associated undertakings	3,119	–
Purchase of intangible fixed assets	(899)	(690)
Purchase of property, plant and equipment	(3,633)	(4,481)
Disposal of property, plant and equipment	34	26
Purchase of investments	(172)	(57)
Disposal of investments	80	1
Dividends received from associated undertakings	791	835
Dividends received from investments	57	41
Interest received	526	319

Net cash flows from investing activities	3,865	(7,593)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	193	356
Net movement in short-term borrowings	953	708
Proceeds from issue of long-term borrowings	5,150	5,256
Repayment of borrowings	(1,961)	(1,371)
Loans repaid to associated undertakings	–	(47)
Purchase of treasury shares	(43)	(6,457)
‘B’ share capital redemption	(5,713)	–
‘B’ share preference dividends paid	(3,291)	–
Equity dividends paid	(3,555)	(2,749)
Dividends paid to minority shareholders in subsidiary undertakings	(34)	(51)
Interest paid	(1,051)	(721)

Net cash flows from financing activities	(9,352)	(5,076)

Net cash flows	4,841	(828)

Cash and cash equivalents at the beginning of the financial year	2,932	3,726
Exchange (loss)/gain on cash and cash equivalents	(315)	34

Cash and cash equivalents at the end of the financial year	7,458	2,932

NOTES TO THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2007

1                 Basis of preparation

The preliminary results for the year ended 31 March 2007 are an abridged statement of the full Annual Report, which was approved by the Board of Directors on 29 May 2007. The Auditors’ Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985. The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The Annual Report for the year ended 31 March 2007 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting, to be held on 24 July 2007.

The preliminary results are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The preliminary results are also prepared in accordance with IFRS adopted by the European Union (“EU”), the Companies Act 1985 and Article 4 of the EU IAS Regulations, and on a historical basis, except for certain financial and equity instruments that have been measured at fair value. However, the financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The company will publish full financial statements that comply with IFRS in June 2007.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2                 Dividends

	2007 £m	2006 £m

Equity dividends on ordinary shares:

Declared during the financial year:

Final dividend for the year ended 31 March 2006: 3.87 pence per share (2005: 2.16 pence per share)	2,328	1,386
Interim dividend for the year ended 31 March 2007: 2.35 pence per share (2006: 2.20 pence per share)	1,238	1,367

	3,566	2,753

Proposed but not recognised as a liability:

Final dividend for the year ended 31 March 2007: 4.41 pence per share (2006: 3.87 pence per share)	2,331	2,328

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

FOR THE YEAR ENDED 31 MARCH 2007

Basis of preparation

The tables of financial information below are presented on a proportionate basis from continuing operations. Proportionate presentation is not a measure recognised under IFRS and is not intended to replace the full year results prepared in accordance with IFRS. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the full year results prepared in accordance with IFRS.

IFRS requires consolidation of entities which the Group has the power to control and allows either proportionate consolidation or equity accounting for joint ventures. IFRS also requires equity accounting for interests in which the Group has significant influence but not a controlling interest.

The proportionate presentation, below, is a pro rata consolidation, which reflects the Group’s share of revenue and expenses in entities, both consolidated and unconsolidated, in which the Group has an ownership interest. Proportionate results are calculated by multiplying the Group’s percentage equity ownership interest in each entity by each entity’s results.

Proportionate presentation of financial information differs in material respects to the proportionate consolidation adopted by the Group under IFRS for its joint ventures.

Proportionate information includes results from the Group’s equity accounted investments and other investments. The Group may not have control over the revenue, expenses or cash flows of these investments and may only be entitled to cash from dividends received from these entities.

Group proportionate revenue is stated net of intercompany revenue. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

In order to simplify its financial reporting and improve understanding of its results, the Group will be moving to a single basis of statutory reporting and will no longer provide proportionate financial information with effect from the 2008 financial year.

Reconciliation of proportionate revenue to statutory revenue

	2007 £m	2006 £m

Proportionate revenue	43,613	41,355
Minority share of revenue in subsidiary undertakings	829	666
Group share of revenue in associated undertakings and trade investments	(13,338)	(12,671)

Revenue	31,104	29,350

Reconciliation of proportionate EBITDA to operating loss for the financial year

	2007 £m	2006 £m

Proportionate EBITDA	16,882	16,380
Minority share of EBITDA in subsidiary undertakings	279	224
Group’s share of EBITDA in associated undertakings and other investments	(5,201)	(4,838)
Group EBITDA	11,960	11,766
Charges for depreciation and amortisation	(5,111)	(4,709)
Loss on disposal of property, plant and equipment	(43)	(69)
Share of results in associated undertakings	2,728	2,428
Impairment losses	(11,600)	(23,515)
Other income and expense	502	15
Operating loss	(1,564)	(14,084)

OTHER INFORMATION

1)        Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)        These preliminary results will be available on the Vodafone Group Plc website, www.vodafone.com, from 29 May 2007.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Video interviews with Arun Sarin, Chief Executive, and Andy Halford, Chief Financial Officer, are available from midday on www.vodafone.com and www.cantos.com. Also available in audio and transcript.

Vodafone, Vodafone At Home, Vodafone Office, Vodafone live!, Vodafone Mobile Connect, Vodafone Passport and the Vodafone logos are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

FORWARD–LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties, including Yahoo! and Microsoft; the ability to integrate all operations throughout the Group; the development and impact of new mobile technology; expected savings from cost reduction initiatives, including the IT AD&M programme, supply chain centralisation, data centre consolidation, network sharing and enterprise resource planning initiatives; growth in customers and usage, including growth in emerging markets; the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow for the 2008 financial year contained within the outlook statement on page 6 of this document, and expectations for the Group’s future performance generally, including, average revenue per user (“ARPU”), costs, capital expenditure, operating expenditure and margins; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; stimulation initiatives in Europe; future acquisitions and future disposals; the benefits of acquisitions, including the Hutch Essar acquisition; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be a market leader in providing voice and data communications; overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators (“MVNOs”), which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost saving initiatives and revenue stimulation activities in Europe; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook – Risk Factors” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2006. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Group EBITDA	Operating loss	Unaudited proportionate financial information on page 27

Adjusted operating profit	Operating loss	Group results on page 7

Adjusted profit before tax	Loss before tax	Group results on page 9

Adjusted profit from continuing operations	Loss for the financial year	Group results on page 9

Adjusted earnings per share	Loss per share	Group results on page 9

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding on page 20

Free cash flow	Net cash flows from operating activities	Cash flows and funding on page 20

Net debt	Borrowings	Cash flows and funding on page 20

Proportionate revenue	Revenue	Unaudited proportionate financial information on page 27

Proportionate EBITDA	Operating loss	Unaudited proportionate financial information on page 27

Adjusted effective tax rate	Tax on profit as a percentage of profit before taxation	Group results on page 9

DEFINITION OF TERMS

For definition of terms please refer to page 41 of the Interim Results announcement for the six months ended 30 September 2006.

REGIONAL ANALYSIS

FOR THE YEAR ENDED 31 MARCH

	Revenue		EBITDA		Adjusted operating profit		Capitalised fixed asset additions		Free cash flow(1)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE
Germany	5,443	5,754	2,429	2,703	1,354	1,496	425	592	1,971	2,167
Italy(2)	4,245	4,363	2,149	2,270	1,575	1,672	421	541	1,823	1,808
Spain	4,500	3,995	1,567	1,373	1,100	968	547	502	1,091	958
UK	5,124	5,048	1,459	1,623	511	698	661	665	794	942
Arcor	1,441	1,320	267	228	171	139	189	129	71	56
Greece	1,202	1,233	416	470	243	317	110	108	269	336
Netherlands	1,137	1,174	357	369	208	219	163	124	254	224
Portugal	926	899	323	286	195	163	120	115	225	153
Other	1,020	1,400	434	510	290	279	96	164	329	310
Intra-region revenue	(446)	(453)	–	–	–	–	–	–	–	–
Total Europe	24,592	24,733	9,401	9,832	5,647	5,951	2,732	2,940	6,827	6,954

EMAPA
Romania(3)	722	533	340	254	129	88	134	104	250	159
Turkey(4)	698	–	151	–	(68)	–	143	–	102	–
Egypt	741	555	391	307	295	212	192	167	(2)	190
South Africa(2)	1,478	1,070	532	388	327	271	221	202	324	178
Pacific	1,399	1,335	361	362	159	140	251	247	167	112
Other subsidiaries	802	675	242	195	72	42	120	132	116	61
Other joint ventures(2)	601	387	234	153	123	86	199	101	66	60
United States	–	–	–	–	2,077	1,732	–	–	–	–
Other Associates	–	–	–	–	642	666	–	–	–	–
Intra-region revenue	–	(1)	–	–	–	–	–	–	–	–
Total EMAPA	6,441	4,554	2,251	1,659	3,756	3,237	1,260	953	1,023	760

Common functions	168	145	308	275	128	211	216	112	231	(19)
Inter-region revenue	(97)	(82)	–	–	–	–	–	–	–	–

Total Group	31,104	29,350	11,960	11,766	9,531	9,399	4,208	4,005	8,081	7,695

Net interest paid									(468)	(349)
Tax paid									(2,243)	(1,712)
Dividends received and other									757	784
Free cash flow
– Continuing operations									6,127	6,418
– Discontinued operations(5)									(8)	701
									6,119	7,119

Notes:

(1)             For the Group’s operating companies and common functions, the cash flows presented reflect operating free cash flow.

(2)             The results of joint ventures have been included using proportionate consolidation.

(3)             Includes periods in the 2006 financial year where accounted for as a joint venture.

(4)             Presents the results from 24 May 2006, being the date of acquisition.

(5)             Discontinued operations represent Vodafone Japan.

See page 30 for use of non-GAAP financial information and for definition of terms.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE MOBILE CUSTOMERS – 1 APRIL 2006 TO 31 MARCH 2007

		NINE MONTHS TO 31 DECEMBER 2006				QUARTER TO 31 MARCH 2007

COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 1 APR 2006	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 31 DEC 2006	NET ADDITIONS	OTHER MOVEMENTS(2)	AT 31 MAR 2007	PREPAID(3)
		(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Europe:
Germany	100.0%	29,191	1,140	291	30,622	196	-	30,818	54.4%
Italy	76.9%	18,490	1,639	-	20,129	905	-	21,034	92.0%
Spain	100.0%	13,521	1,527	(584)	14,464	429	-	14,893	45.2%
UK	100.0%	16,304	635	-	16,939	472	-	17,411	60.7%
		77,506	4,941	(293)	82,154	2,002	-	84,156	65.5%
Albania	99.9%	772	147	-	919	36	-	955	96.6%
Greece	99.9%	4,471	481	3	4,955	96	-	5,051	69.2%
Ireland	100.0%	2,075	103	-	2,178	(1)	-	2,177	73.3%
Malta	100.0%	175	13	-	188	(2)	-	186	89.6%
Netherlands	100.0%	3,909	51	(143)	3,817	63	-	3,880	45.3%
Portugal	100.0%	4,276	487	(145)	4,618	133	-	4,751	79.0%
		15,678	1,282	(285)	16,675	325	-	17,000	68.8%

Total Europe		93,184	6,223	(578)	98,829	2,327	-	101,156	66.0%
EMAPA:
Eastern Europe:
Czech Republic	100.0%	2,214	199	-	2,413	62	-	2,475	47.5%
Romania	100.0%	6,384	1,333	-	7,717	237	-	7,954	66.2%
Hungary	100.0%	2,063	71	-	2,134	29	-	2,163	61.1%
Turkey	100.0%	-	1,818	10,930	12,748	1,152	-	13,900	90.1%
Poland	19.6%	1,918	437	-	2,355	128	-	2,483	59.8%
		12,579	3,858	10,930	27,367	1,608	-	28,975	71.2%
Middle East, Africa & Asia:
Egypt	54.9%	3,314	1,062	403	4,779	520	-	5,299	93.8%
Kenya	35.0%	1,380	487	-	1,867	262	-	2,129	98.5%
South Africa(4)	50.0%	10,968	3,211	(1,191)	12,988	847	-	13,835	89.4%
India		1,958	1,239	-	3,197	347	(3,544)	-	-
		17,620	5,999	(788)	22,831	1,976	(3,544)	21,263	91.5%
Pacific:
Australia	100.0%	3,177	126	(25)	3,278	89	-	3,367	73.6%
New Zealand	100.0%	2,068	132	-	2,200	44	-	2,244	75.8%
Fiji	49.0%	101	34	-	135	4	-	139	95.3%
		5,346	292	(25)	5,613	137	-	5,750	75.4%
Associates and Investments:
United States	45.0%	23,530	2,696	4	26,230	735	357	27,322	5.6%
Other		18,312	1,639	(2,237)	17,714	669	3,544	21,927	78.3%
Total		41,842	4,335	(2,233)	43,944	1,404	3,901	49,249	68.0%
Total EMAPA		77,387	14,484	7,884	99,755	5,125	357	105,237	70.4%
Total		170,571	20,707	7,306	198,584	7,452	357	206,393	69.7%

Notes:

(1)             All ownership percentages are stated as at 31 March 2007 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(2)             Other movements includes acquisitions of interests in operating companies in the Netherlands, Greece, Turkey, Egypt and South Africa and disposals in Australia, Belgium and Switzerland. It also includes the conversion of Bharti Airtel from a joint venture to an investment after joint control was relinquished and an adjustment to Verizon Wireless’ proportionate customer base to exclude minority interests. Germany, Spain, the Netherlands, Portugal and South Africa were also impacted by a change in disconnection policies.

(3)             Prepaid customer percentages are calculated on a venture basis. At 31 March 2007, there were 630.3 million venture customers.

(4)             Customers in South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and includes customers in South Africa, the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. The Group’s proportionate customer base in South Africa has been adjusted for its proportionate ownership of the customer bases across all their network interests of approximately 91.8% at 31 March 2007.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

	NINE MONTHS TO 31 DECEMBER 2006			QUARTER TO 31 MARCH 2007
COUNTRY	AT 1 APR 2006	NET ADDITIONS	AT 31 DEC 2006	NET ADDITIONS	AT 31 MAR 2007
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	6,214	238	6,452	(69)	6,383
Italy	4,097	1,389	5,486	186	5,672
Spain	5,514	1,330	6,844	347	7,191
UK(2)	4,181	529	4,710	(1,099)	3,611
Other	4,229	956	5,185	187	5,372
Total Europe	24,235	4,442	28,677	(448)	28,229

Total EMAPA	2,835	1,163	3,998	95	4,093

Group Statutory Total(1)	27,070	5,605	32,675	(353)	32,322

Notes:

(1)  The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. At 31 March 2007, there were an additional 7.6 million (31 December 2006: 7.2 million, 30 September 2006: 6.8 million, 30 June 2006: 6.5 million, 31 March 2006: 5.9 million) registered Vodafone live! venture customers in the Group’s associated undertakings.

(2)  During the quarter the UK revised the methodology of calculating Vodafone live! active devices which resulted in a reduction of over 1.0 million devices.

3G DEVICES

	NINE MONTHS TO 31 DECEMBER 2006			QUARTER TO 31 MARCH 2007
COUNTRY	AT 1 APR 2006	NET ADDITIONS	AT 31 DEC 2006	NET ADDITIONS	AT 31 MAR 2007
	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)
Europe:
Germany	2,025	1,270	3,295	425	3,720
Italy	2,250	1,177	3,427	335	3,762
Spain	902	1,377	2,279	611	2,890
UK	1,033	426	1,459	479	1,938
Other	1,230	842	2,072	281	2,353
Total Europe	7,440	5,092	12,532	2,131	14,663

Total EMAPA(2)	416	632	1,048	157	1,205

Group Statutory Total(1)	7,856	5,724	13,580	2,288	15,868

Consumer devices	7,196	5,104	12,300	1,946	14,246
Business devices	660	620	1,280	342	1,622

	7,856	5,724	13,580	2,288	15,868

Notes:

(1)  The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. At 31 March 2007, there were an additional 3.0 million (31 December 2006: 2.6 million, 30 September 2006: 2.3 million, 30 June 2006: 2.0 million, 31 March 2006: 1.7 million) registered Vodafone live! with 3G and Vodafone Mobile Connect 3G/GPRS data card venture customers in the Group’s associated undertakings.

(2)  With effect from the quarter ended 31 December 2006, 3G devices now include the results of Vodafone Romania and previously reported numbers have been restated to include an additional 135,000 and 222,000 3G devices at 1 April 2006 and 30 September 2006 respectively.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

COUNTRY		30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007

Europe:
Germany	Total	24.3	24.4	22.9	21.5	22.1	22.4	20.9	19.3
(EUR)	Contract	39.8	41.0	38.8	37.2	38.4	39.0	36.7	34.7
	Prepaid	9.2	9.0	8.3	7.5	7.6	7.6	7.0	6.1
Italy	Total	30.4	29.9	27.7	26.4	27.6	27.1	25.8	23.4
(EUR)	Contract	79.4	75.0	73.7	71.0	72.6	68.0	71.1	69.5
	Prepaid	25.8	25.9	23.5	22.2	23.3	23.2	21.5	19.1
Spain	Total	36.2	37.7	35.3	33.3	35.3	36.4	35.3	33.8
(EUR)	Contract	58.5	60.7	56.3	52.8	54.8	55.2	51.3	48.9
	Prepaid	15.4	16.2	15.0	13.9	15.0	15.4	16.0	15.0
UK	Total	24.6	25.1	23.8	22.7	23.7	24.5	23.6	22.7
(GBP)	Contract	46.5	47.9	44.8	43.9	45.2	46.5	43.7	43.4
	Prepaid	9.5	9.9	9.5	8.8	8.9	9.4	9.5	8.6
Albania	Total	2,255	2,534	2,259	2,098	2,122	2,311	2,086	1,868
(ALL)	Contract	18,783	19,815	18,499	16,777	17,240	17,941	16,329	14,612
	Prepaid	1,680	1,936	1,701	1,593	1,606	1,782	1,605	1,419
Greece	Total	32.2	34.2	31.3	29.8	31.1	31.0	27.6	24.7
(EUR)	Contract	65.1	69.7	64.2	61.5	65.6	66.8	61.6	56.5
	Prepaid	15.1	15.7	14.1	13.4	13.7	13.4	11.4	10.1
Ireland	Total	51.4	53.1	50.2	48.6	48.8	46.9	45.6	44.6
(EUR)	Contract	101.9	107.8	99.9	99.3	102.8	99.4	94.5	92.5
	Prepaid	32.1	32.6	31.6	30.0	29.3	28.0	27.9	27.2
Malta	Total	14.0	16.2	13.0	12.1	14.7	16.6	12.6	12.0
(MTL)	Contract	74.6	91.4	61.8	54.4	72.3	87.1	52.6	49.6
	Prepaid	7.4	7.8	7.3	6.9	7.4	7.9	7.3	6.8
Netherlands	Total	37.1	36.6	34.5	33.6	35.7	36.9	31.7	36.1
(EUR)	Contract	69.5	68.6	64.7	61.3	63.5	64.6	52.0	57.8
	Prepaid	11.3	11.0	9.8	9.2	10.1	10.4	9.8	9.8
Portugal	Total	26.4	27.1	24.0	23.3	23.5	24.4	22.8	22.1
(EUR)	Contract	67.3	69.8	61.9	62.4	62.2	62.8	57.8	54.2
	Prepaid	14.3	14.7	13.4	12.9	13.0	13.9	13.2	13.2

EMAPA Subsidiaries:
Australia	Total	47.8	48.2	51.4	47.9	49.4	52.4	54.0	51.3
(AUD)	Contract	92.8	93.6	94.3	92.0	92.7	96.4	98.8	97.1
	Prepaid	26.7	31.1	35.0	32.0	33.9	36.2	37.2	34.1
Czech Republic	Total	680	679	679	644	674	670	658	613
(CZK)	Contract	1,029	1,017	1,015	951	978	966	946	897
	Prepaid	340	342	337	311	331	334	331	295
Egypt	Total	91.4	89.4	74.1	79.0	79.4	88.1	79.4	75.0
(EGP)	Contract	268.6	283.9	274.1	289.3	292.1	309.7	289.9	295.8
	Prepaid	60.7	62.4	52.0	56.0	57.1	66.7	61.4	59.1
Hungary	Total	5,321	5,153	4,885	4,647	5,066	5,339	5,171	4,749
(HUF)	Contract	11,302	11,264	9,666	8,809	9,129	9,097	8,529	7,847
	Prepaid	3,391	3,046	3,043	2,887	3,125	3,359	3,250	2,839
New Zealand	Total	50.7	51.0	51.2	51.2	46.6	46.6	50.7	49.3
(NZD)	Contract	138.9	139.7	137.2	138.5	126.1	125.3	128.9	122.8
	Prepaid	25.9	25.6	25.9	25.7	23.2	22.5	23.7	23.4
Turkey(1)	Total	N/A	N/A	N/A	N/A	N/A	16.5	14.4	14.4
(TRY)	Contract	N/A	N/A	N/A	N/A	N/A	31.4	28.2	28.7
	Prepaid	N/A	N/A	N/A	N/A	N/A	14.8	12.9	12.9
Romania	Total	14.9	15.9	15.4	13.9	15.2	15.9	15.6	14.0
(USD)	Contract	30.2	31.1	29.5	27.0	29.5	30.8	30.6	27.1
	Prepaid	6.3	7.1	7.0	6.0	6.7	7.3	7.0	6.1

Note:

(1)   On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey.  As a result, average monthly revenue per user in the quarter has only been published with effect from the quarter ended 30 September 2006.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE NON-VOICE SERVICE REVENUE AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER TO 31 MARCH 2007
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.7%	9.7%	24.4%

Italy	15.1%	5.3%	20.4%

Spain	9.3%	6.7%	16.0%

UK	17.2%	7.1%	24.3%

Group Statutory Total	12.8%	6.1%	18.9%

Note:

(1)          Service revenue from the mobile telecommunications businesses excludes fixed line operators and DSL revenue.

HISTORIC MOBILE NON-VOICE SERVICE REVENUE INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE(1) IN THE QUARTER TO
COUNTRY	30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007

Germany	19.3%	19.5%	20.4%	21.7%	21.2%	21.6%	22.9%	24.4%

Italy	14.9%	16.8%	17.4%	18.0%	17.3%	17.5%	18.7%	20.4%

Spain	13.7%	14.2%	14.8%	15.1%	15.7%	14.7%	15.3%	16.0%

UK	19.3%	19.7%	20.7%	21.3%	20.9%	21.7%	23.2%	24.3%

Group Statutory Total	16.2%	16.6%	17.2%	17.8%	17.4%	17.8%	18.9%	18.9%

Note:

(1)          Service revenue from the mobile telecommunications businesses excludes fixed line operators and DSL revenue.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007

Germany(1)	Total	17.3%	19.7%	21.2%	22.6%	20.7%	22.1%	20.1%	24.2%

	Contract	13.1%	14.3%	16.8%	16.7%	14.6%	13.5%	15.7%	14.9%

	Prepaid	21.1%	24.6%	25.2%	27.7%	26.0%	29.5%	23.9%	31.9%

Italy	Total	17.3%	18.7%	19.1%	19.5%	20.8%	21.7%	19.4%	20.6%

	Contract	14.9%	14.5%	16.6%	14.5%	17.2%	13.6%	14.8%	14.1%

	Prepaid	17.5%	19.1%	19.3%	19.9%	21.1%	22.4%	19.8%	21.2%

Spain(2)	Total	21.7%	20.7%	20.6%	20.6%	20.5%	37.0%	23.4%	24.7%

	Contract	13.6%	12.5%	13.9%	14.1%	12.3%	13.4%	15.3%	16.6%

	Prepaid	29.0%	28.1%	26.9%	26.9%	28.9%	62.5%	32.8%	34.5%

UK	Total	32.4%	33.1%	31.9%	31.2%	32.8%	37.6%	35.4%	29.8%

	Contract	23.2%	21.6%	20.2%	21.2%	20.1%	18.8%	17.9%	17.4%

	Prepaid	38.3%	40.5%	39.5%	37.5%	40.9%	49.9%	47.0%	37.9%

Notes:

(1)     The customer churn for Germany for the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)     The customer churn for Spain for the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies. The underlying customer churn, excluding these disconnections, was 20.1%.

ACTIVE MOBILE CUSTOMERS

	ACTIVE CUSTOMERS(1) AT
COUNTRY	30 JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007

Germany	93.0%	92.8%	91.5%	90.6%	90.6%	90.6%	89.9%	89.6%

Italy	92.2%	92.8%	92.1%	91.2%	90.9%	90.4%	89.3%	88.0%

Spain	94.8%	95.0%	95.7%	94.3%	93.8%	98.5%	95.1%	94.0%

UK	88.8%	90.6%	90.8%	88.4%	85.7%	86.9%	86.7%	88.5%

Group Statutory Total(1)	91.3%	92.2%	92.1%	91.6%	91.0%	91.6%	90.8%	90.5%

Note:

(1)  An active customer is defined as one who either pays a monthly fee or has made or received a chargeable event in the last 3 months. The Group’s subsidiary in Turkey, the Group’s joint venture in Kenya and the Group’s former joint venture in India are currently unable to measure active customers on this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	3O JUN 2005	30 SEP 2005	31 DEC 2005	31 MAR 2006	30 JUN 2006	30 SEP 2006	31 DEC 2006	31 MAR 2007

Europe:
Germany	6,356	6,428	7,010	6,993	7,614	7,979	8,650	9,230
Italy	7,173	7,164	7,521	7,746	7,687	8,050	8,256	8,439
Spain	5,648	5,859	5,966	6,362	6,978	7,533	7,655	8,248
UK	6,810	6,937	7,167	7,145	7,207	7,579	8,160	8,790
Albania	129	144	141	135	148	166	160	167
Greece	1,757	1,896	1,870	1,869	2,075	2,216	2,113	1,985
Ireland	1,263	1,279	1,302	1,289	1,380	1,422	1,462	1,420
Malta	42	47	43	43	49	55	50	48
Netherlands	1,697	1,601	1,755	1,733	1,820	1,711	1,868	1,900
Portugal	1,319	1,384	1,386	1,402	1,472	1,606	1,586	1,612
Sweden	688	681	753	-	-	-	-	-
Total Europe	32,882	33,420	34,914	34,717	36,430	38,317	39,960	41,839

EMAPA:
Eastern Europe
Czech Republic(2)	289	840	899	925	901	868	919	916
Hungary	741	792	842	866	948	980	1,030	1,030
Romania(2)(4)	463	1,486	1,630	1,628	1,873	2,059	2,231	2,339
Turkey(3)	-	-	-	-	2,494	6,451	5,781	6,224
Joint Ventures	538	392	466	505	575	641	717	681
	2,031	3,510	3,837	3,924	6,791	10,999	10,678	11,190
Middle East, Africa & Asia
Egypt	1,979	2,341	2,278	2,442	2,869	3,462	3,670	4,156
Joint Ventures	1,463	1,539	2,105	4,153	5,160	5,713	6,638	5,781
	3,442	3,880	4,383	6,595	8,029	9,175	10,308	9,937
Pacific
Australia	1,619	1,818	1,957	2,001	2,006	2,141	2,238	2,222
New Zealand	540	559	616	602	597	597	672	771
Joint Ventures	20	26	27	26	28	33	34	32
	2,179	2,403	2,600	2,629	2,631	2,771	2,944	3,025
TOTAL EMAPA	7,652	9,793	10,820	13,148	17,451	22,945	23,930	24,152

Group Statutory Total	40,534	43,213	45,734	47,865	53,881	61,262	63,890	65,991

Notes:

(1)             The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany, Czech Republic and New Zealand reflects minutes billed which are rounded up under certain tariffs.

(2)             MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Eastern Europe Joint Ventures.

(3)             On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. The quarter ended 30 June 2006 has been restated to include voice minutes from the acquisition date.

(4)             During the quarter to 31 December 2006, Vodafone Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Registrant)

Dated: May 30, 2007	By:
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary